   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 20, 1996



                                                      REGISTRATION NO. 333-15885

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              -------------------
                          CADENCE DESIGN SYSTEMS, INC.
             (Exact name of Registrant as specified in its charter)

                DELAWARE                                77-0148231
    (State or other jurisdiction of                  (I.R.S. Employer
     incorporation or organization)               Identification Number)

                              -------------------

                                2655 SEELY ROAD
                                   BUILDING 5
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 943-1234

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                              -------------------

                           R.L. SMITH MCKEITHEN, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                          CADENCE DESIGN SYSTEMS, INC.
                                2655 SEELY ROAD
                                   BUILDING 5
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 943-1234

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              -------------------

                                   COPIES TO:

        ALAN C. MENDELSON, ESQ.                DONALD M. KELLER, JR., ESQ.
        JULIA L. DAVIDSON, ESQ.                  MARK L. SILVERMAN, ESQ.
           COOLEY GODWARD LLP                       VENTURE LAW GROUP
         FIVE PALO ALTO SQUARE                  A PROFESSIONAL CORPORATION
          3000 EL CAMINO REAL                      2800 SAND HILL ROAD
      PALO ALTO, CALIFORNIA 94306              MENLO PARK, CALIFORNIA 94025
             (415) 843-5000                           (415) 854-4488
           FAX (415) 857-0663                       FAX (415) 854-1121

                              -------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 20, 1996


                                5,000,000 SHARES

                                     [LOGO]
                          CADENCE DESIGN SYSTEMS, INC.

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                              -------------------

    All of the 5,000,000 shares of Common Stock offered hereby are being sold by the Company. The last reported sale price of the Common Stock, which is quoted under the symbol "CDN", on the New York Stock Exchange on November 6, 1996 was $34.50 per share. See "Price Range of Common Stock".

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                               -----------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                                  INITIAL PUBLIC       UNDERWRITING        PROCEEDS TO
                                  OFFERING PRICE       DISCOUNT (1)        COMPANY (2)
                                ------------------  ------------------  ------------------
Per Share.....................          $                   $                   $
Total (3).....................          $                   $                   $

--------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabili-ties under the Securities Act of 1933.

(2) Before deducting estimated expenses of $600,000 payable by the Company.

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 750,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments, if any. If such option is exercised in full, the total initial public offering
    price, underwriting discount and proceeds to Company will be $      ,
    $      and $      , respectively. See "Underwriting".
                              -------------------

    The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the certificates for the shares will be ready for delivery in New York, New York, on
or about              , 1996, against payment therefor in immediately available
funds.

GOLDMAN, SACHS & CO.                                        MORGAN STANLEY & CO.
                                                                    INCORPORATED
                            ------------------------

               The date of this Prospectus is November   , 1996.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                              -------------------

                             AVAILABLE INFORMATION

    Cadence Design Systems, Inc. ("Cadence" or the "Company") is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Company's common stock (the "Common Stock") is listed on the New York Stock Exchange (the "NYSE"), and such reports, proxy statements and other information can also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.


    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates.


    The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                              -------------------


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The following documents filed by the Company with the Commission (Commission File Number 1-10606) pursuant to the Exchange Act are by this reference incorporated in and made a part of this Prospectus:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1995;

    2. The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 30, 1996, June 29, 1996 and September 28, 1996;


    3. The Company's Current Report on Form 8-K filed with the Commission on February 9, 1996;



    4. The Company's Current Report on Form 8-K filed with the Commission on November 7, 1996;


    5. The description of the Company's Preferred Share Purchase Rights contained in the Registration Statement on Form 8-A filed with the Commission on February 16, 1996; and

    6. The description of the Company's Common Stock contained in the Registration Statement on Form 8-A filed with the Commission on August 29, 1990.

    The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Investor Relations, Cadence Design Systems, Inc., 2655 Seely Road, Building 5, San Jose, California 95134; telephone number (408) 943-1234.
                              -------------------

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
                              -------------------

    Verilog-Registered Trademark-, VHDL-Registered Trademark-, Dracula-Registered Trademark-, Diva-Registered Trademark- and Vampire-Registered Trademark- are registered trademarks of the Company, and Virtuoso, Verilog XL, Leapfrog, Synergy, Ensemble, Cell Ensemble, Cell3 Ensemble, Silicon Ensemble, Allegro, BoardQuest, Analog Artist, Spectre and Analog Workbench are trademarks of the Company. SPECCTRA-Registered Trademark-AND IC Craftsman-Registered Trademark- are registered trademarks of Cooper & Chyan Technology, Inc. ("CCT") and ShapeBased is a trademark of CCT. This Prospectus also contains trademarks of other companies.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.


    EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THIS PROSPECTUS CONTAINS FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW IN "RISK FACTORS", AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE.


                                  THE COMPANY


    Cadence Design Systems, Inc. ("Cadence" or the "Company") develops, markets and supports electronic design automation ("EDA") software tools that automate, enhance and accelerate the design and verification of integrated circuits ("ICs") and electronic systems. The Company combines its technology with services to help optimize its customers' product development processes. The Company's products and services are used by companies throughout the world to design and develop electronic circuits and systems, including semiconductors, computer systems and peripherals, telecommunications and networking equipment, mobile and wireless devices, automotive components, consumer products and other advanced electronics.


    The Company's EDA tools are used by customers to analyze, simulate, implement and verify electronic designs. In addition, the Company's tools let design architects and engineers build abstract models of chips, simulate their behavior, and analyze their physical attributes for acceptable performance. The resulting productivity and accuracy improvements over earlier generation approaches to IC design enable customers to develop increasingly complex, high quality electronic products with accelerated time to market schedules.

    Cadence offers services ranging from advanced tools training and methodology assessment to joint design work with customers or even complete outsourcing of its customer's design work. In addition, the Company believes that customer support is a key factor in successfully marketing EDA products and generating repeat orders. The Company's product maintenance contracts entitle the customers to product updates, documentation and ongoing support.

    The Company is pursuing a strategy of combining a broad suite of design tools with world-class support, design and process services to enable its customers to accelerate their product development efforts, improve their design productivity and successfully cope with the increasing complexity of IC and electronic system design. The design process is becoming more complicated, as customers are seeking to create higher performance products, lower development costs, improve time to market and migrate their design and manufacturing efforts to utilize deep submicron technologies. As a consequence, the Company believes that its solutions-oriented approach to providing both EDA tools and services will enable customers to more effectively respond to demanding market requirements.

    The Company was formed as a result of the merger of SDA Systems, Inc. into ECAD, Inc. in May 1988. The principal executive offices of the Company are located at 2655 Seely Road, Building 5, San Jose, California 95134. The Company's telephone number is (408) 943-1234.

                              RECENT DEVELOPMENTS

THE CCT MERGER


    On October 28, 1996, the Company entered into an Agreement and Plan of Merger and Reorganization with Cooper & Chyan Technology, Inc., a Delaware corporation ("CCT"), pursuant to which, upon fulfillment or waiver of certain conditions, CCT will become a wholly owned subsidiary of the Company (the "CCT Merger") in a stock-for-stock merger that is expected to be tax free and accounted for as a pooling of interests. CCT develops, markets and supports software tools that help designers route the interconnections among electronic devices on high performance printed circuit boards ("PCBs") and ICs. Based upon the number of shares of Common Stock issued and outstanding as of November 5, 1996, and after giving effect to the Common Stock that is proposed to be issued in the CCT Merger as described herein (but without regard to any shares which may be issued in connection with the HLDS Merger described herein and assuming no exercise of options and warrants to purchase Common Stock), the former holders of CCT capital stock would have voting power with respect to approximately 12.4% of the Company's issued and outstanding shares (14.2% assuming exercise of all outstanding options to purchase CCT capital stock). The CCT Merger, which is subject to certain conditions, is expected to be completed as early as February 1997. There can be no assurance that the CCT Merger will be consummated. CCT, founded in 1989, is headquartered in Cupertino, California, and has operations in North America, Europe and Japan.


THE HLDS MERGER


    On October 3, 1996, the Company entered into an Agreement and Plan of Merger and Reorganization with High Level Design Systems, Inc., a Delaware corporation ("HLDS"), pursuant to which, upon fulfillment or waiver of certain conditions, HLDS will become a wholly owned subsidiary of the Company (the "HLDS Merger") in a stock-for-stock merger that is expected to be tax free and accounted for as a purchase. HLDS develops, markets and supports EDA software for the design of high density, high performance ICs. HLDS' products are designed to solve the problems inherent in deep submicron (less than 0.5 micron) IC design and to offer improved time to market, enhanced IC performance and reduced development and manufacturing costs when compared to previous generations of EDA software. Based upon the number of shares of Common Stock issued and outstanding as of November 5, 1996, and after giving effect to the Common Stock that is proposed to be issued in the HLDS Merger as described herein (but without regard to any shares which may be issued in connection with the CCT Merger described herein and assuming no exercise of options and warrants to purchase Common Stock), the former holders of HLDS capital stock would have voting power with respect to approximately 3.2% of the Company's issued and outstanding shares (3.9% assuming exercise of all outstanding options to purchase HLDS capital stock). The HLDS Merger, which is subject to certain conditions, is expected to be completed as early as December 1996. There can be no assurance that the HLDS Merger will be consummated. HLDS, founded in 1991, is headquartered in Santa Clara, California and has operations in North America and Europe.


REASONS FOR MERGERS AND PUBLIC OFFERING


    The Company believes that the CCT Merger and the HLDS Merger (collectively, the "mergers") will allow the Company to obtain new technologies and expand and enhance its product lines and research and development programs. The Company intends to combine the operations and technologies of the Company, CCT and HLDS as soon as practicable following the mergers. In order to qualify the CCT Merger for pooling of interests accounting treatment, the Company needs to cure the taint on certain treasury shares by issuing them in one or more transactions. The issuance of the 5,000,000 shares of Common Stock offered hereby, together with the proposed issuance of approximately 2,561,936 shares of Common Stock in connection with the HLDS Merger and certain additional shares of Common Stock upon exercise of outstanding Company stock options, will cure an equal number of tainted shares. In the event the HLDS Merger is delayed substantially or not completed, the Company will need to issue shares of Common Stock in one or more alternate transactions if it is to qualify the CCT Merger for pooling of interests accounting treatment. The Company has the right to waive the condition that the CCT Merger be qualified for pooling of interests accounting treatment. If the CCT Merger is consummated but fails to qualify for pooling of interests accounting treatment, then the transaction would be accounted for as a purchase. Accounting for the CCT Merger as a purchase could result in a significant intangible asset or a significant charge against results of operations or both, which could materially and adversely affect future results of operations.



    Certain statements concerning the mergers, including descriptions of the mergers and pro forma financial information, are forward looking statements that are subject to risks and uncertainties. There can be no assurance that the CCT Merger or the HLDS Merger will be completed as planned, that they will have the desired benefits or that they will not have an adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors" for a description of risks and uncertainties associated with the CCT Merger and the HLDS Merger.


                                  RISK FACTORS

    For a discussion of considerations relevant to an investment in the Common Stock, see "Risk Factors".

                                  THE OFFERING

Common Stock offered.........................  5,000,000 shares
Common Stock outstanding after the             82,530,338 shares (1)
 offering....................................
NYSE symbol..................................  CDN
Use of Proceeds..............................  For general corporate purposes, including working capital. See "Use
                                               of Proceeds".

--------------


(1) Based upon shares outstanding as of September 28, 1996. Excludes 28,704,006 shares of Common Stock reserved for issuance under the Company's Employee Stock Option Plan, Non-Statutory Stock Option Plan, Directors' Stock Option Plans and Acquired Option Plans (the "Stock Option Plans"), the Employee Stock Purchase Plan, warrants and put options. Options to purchase 19,660,922 shares of Common Stock under the Stock Option Plans and warrants to purchase 120,000 shares of Common Stock were outstanding at September 28, 1996. Also excludes Common Stock to be issued in connection with the CCT Merger and the HLDS Merger. Based on shares outstanding as of November 5, 1996, an additional 11,038,148 shares of Common Stock would be issued upon completion of the CCT Merger (12,883,813 shares assuming exercise of options to purchase capital stock of CCT outstanding as of November 5, 1996) and 2,561,936 shares of Common Stock would be issued upon completion of the HLDS Merger (3,161,436 shares assuming exercise of options to purchase capital stock of HLDS outstanding as of November 5, 1996).

                    SUMMARY HISTORICAL FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             Fiscal Years Ended               Nine Months Ended
                                                                December 30,            ------------------------------
                                                       -------------------------------  September 30,   September 28,
                                                         1993       1994       1995          1995            1996
                                                       ---------  ---------  ---------  --------------  --------------
                                                                                                 (Unaudited)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue..............................................  $ 368,623  $ 429,072  $ 548,418    $  384,662      $  529,197
Unusual items (1)....................................     19,650     14,707     --            --              --
Income (loss) from operations........................     (8,415)    44,047    117,860        75,272         131,988
Net income (loss) (2)................................    (12,779)    36,648     97,270        66,430          86,854
Net income (loss) per share (2)......................  $   (0.13) $    0.37  $    1.05    $     0.71      $     0.95
Common and common equivalent shares used in computing
  per share amounts (3)..............................     96,885     98,805     92,948        93,170          91,095

                                                                                           September 28, 1996
                                                                                       --------------------------
                                                                                                     Actual As
                                                                                        Actual     Adjusted (5)
                                                                                       ---------  ---------------
                                                                                              (Unaudited)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash investments............................................................  $  83,211     $ 248,642
Working capital......................................................................     11,427       176,858
Total assets.........................................................................    419,015       584,446
Long-term obligations................................................................     19,878        19,878
Stockholders' equity.................................................................    160,407       325,838

                    SUMMARY PRO FORMA FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                             Fiscal Years Ended               Nine Months Ended
                                                                December 30,            ------------------------------
                                                       -------------------------------  September 30,   September 28,
                                                         1993       1994       1995          1995            1996
                                                       ---------  ---------  ---------  --------------  --------------
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
  DATA (4):
Revenue..............................................  $ 375,917  $ 444,617  $ 581,987    $  408,156      $  564,306
Unusual items (1)....................................     19,650     15,142         --            --              --
Income (loss) from operations........................     (6,749)    45,149    114,709        72,167         133,181
Net income (loss) (2)................................    (11,737)    37,291     94,297        63,578          87,076
Net income (loss) per share (2)......................  $   (0.11) $    0.34  $    0.89    $     0.60      $     0.82
Common and common equivalent shares used in computing
  per share amounts..................................    105,500    108,146    106,098       106,019         106,070


                                                                                           September 28, 1996
                                                                                      ----------------------------
                                                                                                      Pro Forma
                                                                                       Pro Forma   As Adjusted (5)
                                                                                      -----------  ---------------
UNAUDITED PRO FORMA COMBINED BALANCE SHEET DATA (4):
Cash and cash investments...........................................................   $  89,410      $ 254,841
Working capital.....................................................................      32,232        197,663
Total assets........................................................................     476,430        641,861
Long-term obligations...............................................................      20,161         20,161
Stockholders' equity................................................................     193,192        358,623

------------------------------


(1) See Note 7 of Notes to Consolidated Financial Statements, included elsewhere in this Prospectus, for further discussion.


(2) Net income (loss) and net income (loss) per share included a $3.1 million after tax gain on the sale of an equity investment in the year ended December 30, 1994 and a $13.6 million after tax gain on the sale of stock of a subsidiary in the periods ended December 30, 1995 and September 30,1995.


(3) See Note 2 of Notes to Consolidated Financial Statements, included elsewhere in this Prospectus, for an explanation of the determination of the number of shares used in computing the per share amounts.



(4) The unaudited pro forma combined statement of operations data for the years ended December 31, 1993 and 1994 give effect to the CCT Merger as if the merger was completed at the beginning of the periods presented. The unaudited pro forma combined statement of operations data for the year ended December 30, 1995 and for the nine months ended September 30, 1995 and September 28, 1996 give effect to the CCT Merger and the HLDS Merger as if both mergers were completed at the beginning of the periods presented. The unaudited pro forma combined balance sheet data as of September 28, 1996 give effect to the CCT Merger and the HLDS Merger as if both mergers were consummated as of September 28, 1996.


(5) Adjusted to give effect to the net proceeds of the offering, based upon an assumed public offering price of $34.50 per share.

                                  RISK FACTORS


    EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THIS PROSPECTUS CONTAINS FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY. FACTORS THAT CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE.


    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY SHARES OF THE COMMON STOCK OFFERED HEREBY.

TECHNOLOGICAL CHANGE AND DEVELOPMENT OF NEW PRODUCTS AND SERVICES

    Because of rapid technological changes in the EDA industry, the Company's future revenues will depend on its ability to develop or acquire new products and enhance its existing products on a timely basis to keep pace with innovations in IC technology and to support a range of changing computer software and hardware platforms and customer preferences.

    The Company's EDA software tools have a limited life cycle, requiring the Company to make periodic product enhancements and new product introductions. There can be no assurance that the Company's products will not become obsolete, or that any new or enhanced products it develops or markets will be competitive or achieve market acceptance. The Company believes that the mergers will enhance the Company's ability to help customers design chips with feature sizes of 0.5 micron and below. If the Company fails to obtain new or developed technology through the mergers or the mergers are substantially delayed or not consummated, new product introductions could be substantially delayed, and the Company would be required to devote significant additional management and technical resources to develop such technology internally. Failures of or significant delays in product development could result in a loss of competitiveness of the Company's products and could have a material adverse effect on the Company's business, financial condition and results of operations.


    In addition, many of the Company's products operate only on certain versions of the UNIX operating system. The Company has only recently begun the development work necessary to port its software to Windows NT. Failure of the Company's products to keep pace with changes in manufacturing technology or processes, software and hardware platforms and customer preferences could render one or more of the Company's software tools obsolete, which could have a material adverse effect on the Company's business, financial condition and results of operations.


PROPOSED ACQUISITIONS; FAILURE TO CONSUMMATE PROPOSED ACQUISITIONS; UNCERTAINTY
  RELATING TO INTEGRATION


    Part of the Company's strategy is to grow and improve its product offerings through acquisitions. This strategy involves a number of risks, including risks related to the integration of the acquired businesses, the substantial management time devoted to such activities, undisclosed liabilities, the failure to achieve anticipated benefits, such as cost savings and synergies, and distribution, engineering, customer support and other issues related to product transition.



    On October 28, 1996, the Company entered into a merger agreement with CCT pursuant to which, upon fulfillment or waiver of certain conditions, CCT will become a wholly owned subsidiary of the Company in a stock-for-stock merger that is expected to be tax free and accounted for as a pooling of interests. Based upon the number of shares of the Common Stock issued and outstanding as of November 5, 1996, and after giving effect to the Common Stock that is proposed to be issued in the CCT Merger as described herein (but without regard to any shares which may be issued in connection with the HLDS Merger described herein and assuming no exercise of options and warrants to purchase Common Stock), the former holders of CCT capital stock would hold and have voting power with respect to approximately 12.4% of the Company's issued and outstanding shares (14.2% assuming exercise of all outstanding options to purchase CCT capital stock). The CCT Merger, which is subject to certain conditions, is expected to be completed as early as February 1997. There can be no assurance that the CCT Merger will be consummated.

    On October 3, 1996, the Company entered into a merger agreement with HLDS pursuant to which HLDS will become a wholly owned subsidiary of the Company in a stock-for-stock merger that is expected to be tax free and accounted for as a purchase. Based upon the number of shares of the Common Stock issued and outstanding as of November 5, 1996, and after giving effect to the Common Stock that is proposed to be issued in the HLDS Merger as described herein (but without regard to any shares which may be issued in connection with the CCT Merger described herein and assuming no exercise of options and warrants to purchase Common Stock), the former holders of HLDS capital stock would hold and have voting power with respect to approximately 3.2% of the Company's issued and outstanding shares (3.9% assuming exercise of all outstanding options to purchase HLDS capital stock). The Registration Statement on Form S-4 filed with the Commission related to the HLDS Merger was declared effective on November 13, 1996. The transaction, which is subject to certain conditions, is expected to be completed as early as December 1996. There can be no assurance that the HLDS Merger will be consummated.



    Among the conditions that must be fulfilled in order to consummate these mergers are the affirmative vote of a majority of the outstanding voting stock of each of CCT and HLDS, and, for the CCT Merger, the expiration or termination of the waiting period applicable to the CCT Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The consummation of the CCT Merger is also conditioned upon the receipt of a letter from the Company's independent public accountants concerning the qualification of the CCT Merger for accounting treatment as a pooling of interests in accordance with generally accepted accounting principles. In order to qualify the CCT Merger for pooling of interests accounting treatment, the Company needs to cure the taint on certain treasury shares by issuing them in one or more transactions. The issuance of the 5,000,000 shares of Common Stock offered hereby, together with the proposed issuance of approximately 2,561,936 shares of the Common Stock in connection with the HLDS Merger and certain additional shares of Common Stock upon exercise of outstanding Company stock options, will cure an equal number of tainted shares. In the event the HLDS Merger is delayed substantially or not completed, the Company will need to issue shares of Common Stock in one or more alternate transactions if it is to qualify the CCT Merger for pooling of interests accounting. The Company has the right to waive the condition that the CCT Merger be qualified for pooling of interests accounting treatment. If the CCT Merger is consummated but fails to qualify for pooling of interests accounting treatment, then the transaction would be accounted for as a purchase. Accounting for the CCT Merger as a purchase could result in a significant intangible asset or a significant charge against results of operations or both, which could materially and adversely affect future results of operations. There can be no assurance that these and all such other conditions will be satisfied or waived, and therefore, there can be no assurance that the mergers will be consummated. In addition, the review of the mergers pursuant to the HSR Act may substantially delay the Company's ability to consummate the mergers. There can be no assurance that a challenge to the mergers on antitrust grounds will not be made, or if such a challenge is made, the Company will prevail or would not be required to terminate either or both of the merger agreements, divest certain assets, license certain proprietary technology or accept certain conditions in order to consummate the mergers.


    During the pendency of the mergers, customers or potential customers may delay or cancel orders as a result of uncertainty about product evolution, integration and support, and competitors may increase their efforts to solicit the Company's, CCT's or HLDS' employees in light of uncertainty associated with the mergers. Significant delays in or cancellations of orders or loss of employees could have a material adverse effect on the Company's business, financial condition and results of operations. In the event the mergers are not consummated, the descriptions of events contained in this Prospectus, including those described by the pro forma financial statements contained herein, may differ materially from those which actually transpire. Failure to consummate the mergers may result in employee uncertainty, potentially resulting in loss of employees or reduction in their productivity, uncertainty in the marketplace or delays or cancellations of orders by customers or potential customers. In addition, new product introductions and enhancements of existing products could be substantially delayed if the mergers are not consummated. Any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company intends to combine the operations and technologies of the Company, CCT and HLDS as soon as practicable. Following the mergers, in order to maintain and increase profitability, the Company, CCT and HLDS will need to integrate and streamline overlapping functions successfully. Costs generally associated with this type of integration that may be incurred by the Company include the write off of capitalized software, severance payments, closing of excess facilities and disposition of excess equipment. While these costs have not been currently identified, any such costs will have an adverse effect on the Company's operating results in the periods in which they are incurred. In addition, the Company currently estimates that approximately $91.7 million of the purchase price paid for HLDS will be allocated to in process research and development and will be charged to expense in the period the acquisition is consummated. The Company has the right to waive the condition that the CCT Merger be qualified for pooling of interests accounting treatment. If the CCT Merger is consummated but fails to qualify for pooling of interests accounting treatment, then the transaction would be accounted for as a purchase. Accounting for the CCT Merger as a purchase could result in a significant intangible asset or a significant charge against results of operations or both, which could materially and adversely affect future results of operations. Each of the Company, CCT and HLDS has different systems and procedures in many operational areas that must be rationalized and integrated. Among other things, the Company must integrate product offerings, and coordinate research and development and sales and marketing efforts. There may be substantial difficulties associated with integrating three separate companies, and there can be no assurance that such integration will be accomplished expeditiously or successfully. The integration of certain operations following each acquisition will require the dedication of management resources that may temporarily distract attention from the day-to-day business of the Company. The business of the Company may also be disrupted by employee uncertainty and lack of focus during such integration. There can be no assurance that the Company will be able to retain key technical, managerial and other employees. Failure to accomplish the integration of the operations of the Company, CCT and HLDS could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, uncertainty in the marketplace or customer hesitation relating to the acquisitions could have a material adverse effect on the Company's business, financial condition and results of operations.


POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

    The Company's operating expenses are partially based on its expectations regarding future revenue. The Company's business, financial condition and results of operations could be materially adversely affected if revenue in a quarter does not materialize as anticipated. Since expenses are usually committed in advance of revenues and because only a small portion of expenses vary with revenue, the Company's business, financial condition and results of operations may be affected significantly by lower revenue. The Company's focus on providing services is relatively recent. The percentage revenue growth from this source from 1995 to 1996 may not be indicative of future growth. In addition, a substantial portion of the Company's revenues from services are earned pursuant to fixed price contracts. Variances in costs associated with those contracts could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company's revenues are not generally seasonal in nature, the Company has experienced, and may continue to experience, decreases in first quarter revenue compared with the preceding fourth quarter, which is believed to result primarily from the capital purchase cycle of the Company's customers.

    The Company's business, financial condition and results of operations are affected by the business cycles of its customers, including its customers in the semiconductor industry, and the business cycles of the semiconductor industry as a whole. In particular, during the past 12 months, conditions in the semiconductor industry have been generally weak and a number of the Company's customers have reduced their capital spending plans. There can be no assurance that such conditions will improve in the near future, if at all, or that the Company's customers will increase their rate of spending in the future. Changes in the financial condition of the Company's customers could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the quarterly operating results of the Company may vary substantially from period to period depending on factors such as increased competition; the size, timing and structure of significant licenses; the timing of revenue recognition under license agreements; the timing of new or enhanced product announcements, introductions, or delays in the introductions, of new or enhanced versions of the Company's products; changes in pricing policies by the Company or its competitors; market acceptance of new and enhanced versions of the Company's products; the cancellation of licenses or maintenance agreements; the mix of direct and indirect sales; changes in operating expenses; changes in the Company's strategy; seasonal factors; personnel changes; foreign currency exchange rates and general economic factors. Based on the Company's operating history and due to the foregoing factors, quarter to quarter comparisons should not be relied upon as indicators of future performance. In addition, certain costs are generally associated with transactions such as the mergers, including the write off of capitalized software, severance payments, closing of excess facilities, and disposition of excess equipment. While these costs have not been currently identified, any such costs will have an adverse effect on the Company's operating results in the periods in which they are incurred. In addition, the Company currently estimates that approximately $91.7 million of the purchase price paid for HLDS will be allocated to in process research and development and will be charged to expense in the period the acquisition is consummated. The Company has the right to waive the condition that the CCT Merger be qualified for pooling of interests accounting treatment. If the CCT Merger is consummated but fails to qualify for pooling of interests accounting treatment, then the transaction would be accounted for as a purchase. Accounting for the CCT Merger as a purchase could result in a significant intangible asset or a significant charge against results of operations or both, which could materially and adversely affect future results of operations.


COMPETITION

    The Company operates in the highly competitive EDA industry, which continues to be characterized by falling prices, rapid technological change and new market entrants. The Company's success is dependent upon its ability to develop innovative, cost-competitive EDA software products and services, and to bring them to market in a timely manner. The Company competes with other companies, including Avant! Corporation, EPIC Design Technology, Inc., Mentor Graphics Corp., Synopsys, Inc., Viewlogic Systems, Inc. and Zuken-Redac, that sell one or more competing EDA products, and with actual and potential customers' internal EDA software development and design services groups as well. Some of the Company's competitors may have substantially greater financial, marketing and technological resources than the Company. There can be no assurance that the Company will be able to compete successfully.

    Because the EDA industry is labor-intensive rather than capital-intensive, the number of the Company's actual and potential competitors is significant. A potential competitor who possesses the necessary knowledge of electronic circuit and systems design, production and operation could develop competitive EDA tools using a moderately priced computer workstation and bring such tools to market quickly. There can be no assurance that development of competitive products will not result in a shift of customer preferences away from the Company's products, resulting in a significant decrease in the sales of the Company's comparable products which could materially adversely affect the Company's business, financial condition and results of operations. If the Company is unable to compete successfully against current and future competitors, the Company's business, financial condition and results of operations will be materially adversely affected.

    Intense competition in the EDA industry has lowered prices and there can be no assurance that the Company will not be required to further discount EDA product prices in the future. Any such discount could have a negative effect on the profit margins of the discounted product and could have a material adverse effect on the Company's business, financial condition and results of operation.

MANAGEMENT OF GROWTH

    The Company has experienced rapid growth that has placed a significant strain upon its management, operational and financial resources. Upon consummation of the proposed CCT Merger and HLDS Merger, the Company will need to integrate a large number of new personnel, as well as operational, financial, management control, accounting and reporting systems and procedures. The Company's ability to manage its growth effectively will require it to continue to expand its operational, financial and management controls, accounting and reporting systems and procedures and other internal processes. There can be no assurance that such factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL AND ABILITY TO ATTRACT AND RETAIN PROFESSIONAL STAFF

    The Company is dependent upon the efforts and abilities of its senior management, its research and development staff and a number of other key management, sales, services, support and technical personnel. The success of the Company will depend to a large extent upon its ability to retain and continue to attract qualified technical and other employees. Competition for qualified personnel in the software industry is intense, and the loss of key employees could have a material adverse effect on the Company's business, financial condition and results of operations, particularly if key personnel are subsequently employed by a competitor. The Company carries key man life insurance in the amount of $10 million with respect to its President and Chief Executive Officer, Joseph B. Costello.

    In addition, the Company has recently increased its focus on offering professional services to its customers. The Company's success in its services business is particularly dependent upon its ability to attract, retain, train and motivate highly skilled employees, particularly project managers and other senior technical personnel. There is significant competition for employees with the skills required to perform the services the Company offers. There can be no assurance that the Company will be successful in attracting a sufficient number of highly skilled employees in the future, or that it will be successful in retaining, training and motivating the employees it is able to attract. Any inability to do so could impair the Company's ability to adequately manage and complete its existing projects and to bid for or obtain new projects. If the Company's employees are unable to achieve expected performance levels, or if the Company is unable to attract qualified personnel, the Company's business, financial condition and results of operations could be materially adversely affected.

RISK WITH REGARD TO INTELLECTUAL PROPERTY RIGHTS

    The Company relies principally upon trade secrets and copyright laws to protect its intellectual property rights. In general, the Company seeks to preserve its trade secrets by licensing (rather than selling) its products, by using nondisclosure agreements, by limiting access to confidential information and through other security measures. Despite these precautions, it may be possible for third parties to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. The Company is currently engaged in litigation before the United States District Court for the Northern District of California with Avant! Corporation ("Avant!") and certain of its employees, wherein the Company alleges misappropriation of the Company's trade secrets, copyright infringement, conspiracy and other illegalities. Avant! has filed counterclaims alleging, INTER ALIA, federal and state antitrust violations. The court has not yet issued a ruling on the Company's request for a preliminary injunction or on the defendant's counterclaims against the Company. The Company has a limited number of patents, and existing copyright laws afford only limited protection. There has been an increase in the number of patents issued in the United States relating to EDA software and, accordingly, the risk of patent infringement in the industry can be expected to increase. In addition, the proprietary rights and laws and enforcement procedures of certain foreign countries do not protect the Company's products and intellectual property rights to the same extent as do the laws of the United States. There can be no assurance that the Company will be able to protect its proprietary technology, and any failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

POTENTIAL DILUTIVE EFFECT TO STOCKHOLDERS; TRANSACTION EXPENSES AND WRITEOFFS

    There can be no assurance that combining the business of the Company with the businesses of CCT and HLDS, even if achieved in an efficient and effective manner, will result in combined results of operations and financial condition superior to what would have been achieved by the Company independently. The issuance of the Common Stock in connection with the mergers is likely to have a dilutive effect on the Company's earnings per share. There can be no assurance that stockholders of the Company would not achieve greater returns on investment if the mergers were not consummated. In addition, certain costs are generally associated with transactions such as the mergers, including the write off of capitalized software, severance payments, closing of excess facilities and disposition of excess equipment. The Company currently estimates that approximately $91.7 million of the HLDS purchase price will be allocated to in process research and development and will be charged to expense in the period the HLDS Merger is consummated. Such charge will adversely affect operating results of the Company in the period in which it is recorded. The Company has the right to waive the condition that the CCT Merger be qualified for pooling of interests accounting treatment. If the CCT Merger is consummated but fails to qualify for pooling of interests accounting treatment, then the transaction would be accounted for as a purchase. Accounting for the CCT Merger as a purchase could result in a significant intangible asset or a significant charge against results of operations or both, which could materially and adversely affect future results of operations.


VOLATILITY OF STOCK PRICES

    The market price of the Common Stock has been and may continue to be volatile. This volatility may result from a number of factors, including fluctuations in the Company's quarterly revenues and net income, announcements of technical innovations or new commercial products by the Company or its competitors, and market conditions in the EDA, semiconductor, telecommunications, computer hardware and computer software industries. In addition, in the event that either the CCT Merger or HLDS Merger is not consummated, the Company's stock price may be adversely affected. Also, the stock market has experienced and continues to experience extreme price and volume fluctuations which have affected the market prices of securities, particularly those of technology companies, and which have often been unrelated to the operating performance of the companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's Common Stock in future periods.

RISKS ASSOCIATED WITH INTERNATIONAL BUSINESS OPERATIONS

    Revenues from international operations accounted for approximately one half of the Company's total revenues for the four fiscal years ended December 30, 1995 and the nine months ended September 28, 1996. The Company expects that international revenues will continue to account for a significant portion of its total revenues. The Company's international operations involve a number of risks normally associated with such operations, including, among others, adoption and expansion of government trade restrictions, volatile foreign exchange rates, currency conversion risks, limitations on repatriation of earnings, reduced protection of intellectual property rights, the impact of possible recessionary environments in economies outside the United States, longer receivables collection periods and greater difficulty in accounts receivable collection, difficulties in managing foreign operations, political and economic instability, unexpected changes in regulatory requirements and tariffs and other trade barriers. Currency exchange fluctuations in countries in which the Company conducts business could also materially adversely affect the Company's business financial condition and results of operations. The Company enters into foreign currency forward contracts to hedge the impact of foreign currency fluctuations. Although the Company attempts to reduce the impact of foreign currency fluctuations, significant exchange rate movements may have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, there can be no assurance that in the future the Company will be able to continue to price its products and services internationally in United States dollars because of changing sovereign restrictions on importation and exportation of foreign currencies as well as other practical considerations. In addition, the laws of certain countries do not protect the Company's products and intellectual property rights to the same extent as do the laws of the United States. The Company may be required to have United States Department of Commerce export licenses for shipment of certain of its products outside the United States. Any failure, delays or other difficulties in obtaining necessary licenses could have a material adverse effect on business, financial condition and results of operations. There can be no assurance that the Company will be able to sustain or increase international revenues or that the foregoing factors will not have a material adverse effect on the Company's future international revenues and, consequently, on the Company's overall business, financial condition and results of operations.

ANTITAKEOVER PROVISIONS


    The Company has adopted a number of provisions that could have antitakeover effects. In February 1996, the Company's Board of Directors adopted a Share Purchase Rights Plan, commonly referred to as a "poison pill". In addition, The Company's Board of Directors has the authority, without further action by the stockholders, to fix the rights and preferences of, and issue shares of, authorized but undesignated shares of preferred stock. This provision and other provisions of the Company's Restated Certificate of Incorporation and Bylaws and the Delaware General Corporation Law may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which the stockholders of the Company might otherwise receive a premium for their shares over then current market prices.


POTENTIAL FUTURE SALES OF SHARES


    Sales of a substantial number of shares of Common Stock in the public market, whether by purchasers in this offering, other stockholders of the Company, including affiliates of the Company, or former stockholders of CCT and HLDS following the mergers, could adversely affect the prevailing market price of the Common Stock, and could impair the Company's future ability to raise capital through an offering of its equity securities. Assuming no exercise of options and warrants after November 5, 1996, immediately after the completion of this offering (assuming no exercise of the Underwriters' over-allotment option) there will be 82,833,083 shares of Common Stock outstanding, all of which will be freely tradeable in the public markets, subject in certain cases to the volume and other limitations set forth in Rule 144 or 145 promulgated under the Securities Act. The Company and directors and executive officers of the Company will be subject to lockup restrictions ("Lockup"), unless released by Goldman, Sachs & Co. See "Underwriting". Subject to certain exceptions, the Lockup prohibits the disposition of any shares of Common Stock by the Company or held by directors and executive officers of the Company until the date 90 days after the date of this Prospectus ("Effective Date"). Any shares subject to the Lockup may be released at any time with or without notice to the public. In this regard, the Company and Goldman, Sachs & Co. have agreed that directors and executive officers of the Company may sell up to an aggregate of 325,000 shares of Common Stock. A substantial number of these shares may be sold prior to December 18, 1996, in accordance with the Company's normal policies respecting sales by such persons during a fiscal quarter. In addition, in the event the HLDS Merger is not completed, the Company will need to issue up to 2,600,000 shares of Common Stock in one or more alternate transactions if it is to qualify the CCT Merger for pooling of interests accounting treatment. Based upon CCT capital stock outstanding on November 5, 1996, the Company will issue approximately 11,038,148 shares of Common Stock in the CCT Merger (12,883,813 shares assuming exercise of all options and warrants to acquire CCT capital stock outstanding as of such date), all of which will be freely tradeable, subject in certain cases to the volume and other limitations set forth in Rule 145 promulgated under the Securities Act and to restrictions in connection with pooling of interests accounting treatment of the CCT Merger. Based upon HLDS capital stock outstanding on November 5, 1996, the Company will issue approximately 2,561,936 shares of Common Stock in the HLDS Merger (3,161,436 shares assuming exercise of all options and warrants to purchase HLDS capital stock outstanding as of such date), which will be freely tradeable, subject in certain cases to the volume and other limitations set forth in Rule 145 promulgated under the Securities Act. In addition, during the Lockup the Company may issue shares of Common Stock which are not expected to be valued in the aggregate of more than $3 million in connection with other acquisitions.

                              RECENT DEVELOPMENTS


    THE DESCRIPTIONS OF THE CCT MERGER AND THE HLDS MERGER BELOW CONTAIN FORWARD LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT THE CCT MERGER OR THE HLDS MERGER WILL BE COMPLETED AS PLANNED, THAT THEY WILL HAVE THE DESIRED BENEFITS, OR THAT THEY WILL NOT HAVE AN ADVERSE EFFECT ON THE COMPANY'S BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED ABOVE IN "RISK FACTORS", AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE.



    On October 28, 1996 the Company entered into an Agreement and Plan of Merger and Reorganization by and among the Company, CCT and Wyoming Acquisition Sub, Inc. (the "CCT Merger Sub") pursuant to which, upon fulfillment or waiver of certain conditions, CCT Merger Sub will merge with and into CCT, the separate existence of CCT Merger Sub will cease and CCT will become a wholly owned subsidiary of the Company in a stock-for-stock merger that is expected to be tax free and accounted as a pooling of interests. The Company has the right to waive the condition that the CCT Merger be qualified for pooling of interests accounting treatment. If the CCT Merger is consummated but fails to qualify for pooling of interests accounting treatment, then the transaction would be accounted for as a purchase. Accounting for the CCT Merger as a purchase could result in a significant intangible asset or a significant charge against results of operations or both, which could materially and adversely affect future results of operations. CCT develops, markets and supports software tools that help designers route the interconnection among electronic devices on high performance PCBs and ICs. In the CCT Merger, each outstanding share of capital stock of CCT will be exchanged for eighty-five hundredths (0.85) of a share of Common Stock. Based upon the 12,986,056 shares of CCT capital stock outstanding on November 5, 1996, the Company will issue approximately 11,038,148 shares of Common Stock in the CCT Merger (12,883,813 shares assuming exercise of all outstanding options to acquire CCT capital stock). Based upon the number of shares of Common Stock issued and outstanding as of November 5, 1996, and after giving effect to the issuance of Common Stock that is proposed to be issued in the CCT Merger as described herein (but without regard to any shares which may be issued in connection with the HLDS Merger described herein and assuming no exercise of the options and warrants to purchase Common Stock), the former holders of CCT Capital Stock would hold and have voting power with respect to approximately 12.4% of the Company's issued and outstanding shares (14.2% assuming exercise of all outstanding CCT options). The CCT Merger, which is subject to certain conditions, is expected to be completed as early as February 1997. There can be no assurance that the CCT Merger will be consummated. The Company intends to combine the operations and technologies of the Company, CCT and HLDS as soon as practicable following the merger. A filing will be made with the FTC under the HSR Act in November 1996.


    CCT's common stock is quoted on the Nasdaq National Market under the symbol "CCTI". On November 6, 1996, the closing price for the stock was $27.56 and the number of shares of common stock outstanding was 12,986,056. There were approximately 99 holders of record of CCT's common stock as of November 6, 1996.

    On October 3, 1996 the Company entered into an Agreement and Plan of Merger and Reorganization by and among the Company, HLDS and Harbor Acquisition Sub, Inc. (the "HLDS Merger Sub") pursuant to which, upon the fulfillment or waiver of certain conditions, HLDS Merger Sub will merge with and into HLDS, the separate existence of HLDS Merger Sub will cease and HLDS will become a wholly owned subsidiary of the Company in a stock-for-stock merger that is expected to be tax free and accounted for as a purchase. HLDS develops, markets and supports EDA software for the design of high density, high performance ICs. HLDS' products are designed to solve the problems inherent in deep submicron (less than 0.5 micron) IC design and to offer improved time to market, enhanced IC performance and reduced development and manufacturing costs when compared to previous generations of EDA software. In the HLDS Merger, each outstanding share of capital stock of HLDS will be exchanged for twenty-two hundredths (0.22) of a share of Common Stock. Based upon the 11,645,164 shares of HLDS capital stock outstanding on November 5, 1996, the Company will issue approximately 2,561,936 shares of Common Stock in the HLDS Merger (3,161,436 shares assuming exercise of all outstanding options to acquire HLDS capital stock). Based upon the number of shares of the Company's capital stock issued and outstanding as of November 5, 1996, and after giving effect to the issuance of the Common Stock that is proposed to be issued in the HLDS Merger as described herein (but without regard to any shares which may be issued in connection with the CCT Merger described herein and assuming no exercise of any options and warrants to purchase Common Stock), the former holders of HLDS capital stock would hold and have voting power with respect to approximately 3.2% of the Company's issued and outstanding shares (3.9% assuming exercise of all outstanding options to purchase capital stock of HLDS). The HLDS Merger, which is subject to certain conditions, is expected to close as early as December 1996. There can be no assurance that the HLDS Merger will be consummated. The Company intends to combine the operations and technologies of the Company and HLDS as soon as practicable following the HLDS Merger. The Registration Statement on Form S-4 filed with the Commission related to the HLDS Merger was declared effective on November 13, 1996.



    HLDS' common stock is quoted on the Vancouver Stock Exchange under the symbol "HLD.U". On November 6, 1996, the closing price for the stock was $6.00 and the number of shares of common stock outstanding was 11,645,164. There were approximately 94 holders of record of HLDS' common stock as of November 6, 1996.



    The Company believes that the CCT and HLDS mergers will allow the Company to obtain new technologies and expand and enhance its product lines and research and development programs. Following the mergers, the Company intends to combine the operations and technologies of the Company, CCT and HLDS as soon as practicable. For a discussion of the risks associated with the mergers, see "Risk Factors" (including "Proposed Acquisitions; Failure to Consummate Proposed Acquisitions; Uncertainty Relating to Integration").

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 5,000,000 shares of Common Stock offered by the Company hereby are estimated to be $165.4 million at an assumed public offering price of $34.50 per share, after deducting the estimated underwriting discount and offering expenses payable by the Company. The issuance of shares of Common Stock offered hereby, among other things, will be required in order to qualify the CCT Merger for pooling of interests accounting treatment in accordance with generally accepted accounting principles. The Company expects to use the net proceeds of the offering for working capital and other general corporate purposes. In addition, the Company may make one or more acquisitions of complementary technologies, products or businesses in order to broaden or enhance the Company's current product offerings. Other than the CCT Merger and the HLDS Merger, the Company has no agreements or commitments for any such acquisitions, and is not currently engaged in any negotiations with respect to any material acquisitions.


    While the Company presently intends to use the proceeds of this offering as described in this section, management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address circumstances and opportunities. Pending use of such proceeds, the net proceeds of this offering will be invested by the Company in short-term, interest-bearing, investment-grade marketable securities.

                                DIVIDEND POLICY


    The Company has never declared or paid cash dividends on the Common Stock. The Company currently intends to retain all cash for use in the operation and expansion of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The Company's bank line of credit contains certain restrictions on the payment of dividends.

                          PRICE RANGE OF COMMON STOCK


    The Common Stock trades publicly on the NYSE under the symbol "CDN". The following table sets forth, for the calendar periods indicated, the range of high and low sales prices for the Common Stock on the NYSE since January 1, 1994.


                                                                                      HIGH      LOW
                                                                                     ------    ------
1994
  First Quarter....................................................................  $ 6.95    $ 4.55
  Second Quarter...................................................................    7.50      5.61
  Third Quarter....................................................................    8.11      5.89
  Fourth Quarter...................................................................    9.67      7.50
1995
  First Quarter....................................................................  $12.39    $ 8.55
  Second Quarter...................................................................   15.50     11.28
  Third Quarter....................................................................   18.55     13.78
  Fourth Quarter...................................................................   28.25     16.05
1996
  First Quarter....................................................................  $30.33    $23.00
  Second Quarter...................................................................   43.75     29.67
  Third Quarter....................................................................   37.88     23.00
  Fourth Quarter (through November 6, 1996)........................................   41.38     32.63


    On November 6, 1996, the last reported sale price of the Common Stock was $34.50 per share. As of November 6, 1996, there were approximately 1,686 holders of record of the Common Stock.

                                 CAPITALIZATION

    The following table sets forth the actual capitalization of the Company as of September 28, 1996, and as adjusted to reflect the sale of 5,000,000 shares of Common Stock offered hereby at an assumed public offering price of $34.50 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds".

                                                                                SEPTEMBER 28, 1996
                                                                             ------------------------
                                                                                              AS
                                                                              ACTUAL      ADJUSTED(2)
                                                                             ---------    -----------
                                                                                  (IN THOUSANDS)
Stockholders' equity:

  Preferred stock, par value $0.01 per share, 2,000,000 shares authorized;
    no shares issued and outstanding.......................................  $  --        $   --

  Common stock and capital in excess of $0.01 par value, 150,000,000 shares authorized; 117,014,643 shares issued actual, 77,530,338 shares
    outstanding actual, 82,530,338 shares outstanding as adjusted (1)......    351,035       465,905
  Treasury stock, 39,484,305 shares actual, 34,484,305 shares as
    adjusted...............................................................   (399,263)     (348,702)

  Retained earnings........................................................    209,412       209,412

  Accumulated translation adjustment.......................................       (777)         (777)
                                                                             ---------    -----------
      Total stockholders' equity...........................................    160,407       325,838
                                                                             ---------    -----------
      Total capitalization.................................................  $ 160,407    $  325,838
                                                                             ---------    -----------
                                                                             ---------    -----------

--------------


(1) Based upon shares outstanding as of September 28, 1996. Excludes 28,704,006 shares of Common Stock reserved for issuance under the Company's Employee Stock Option Plan, Non-Statutory Stock Option Plan, Directors' Stock Option Plans and Acquired Option Plans (the "Stock Option Plans"), the Employee Stock Purchase Plan, warrants, and put options. Options to purchase 19,660,922 shares of Common Stock under the Stock Option Plans and warrants to purchase 120,000 shares of Common Stock were outstanding at September 28, 1996. Also excludes Common Stock to be issued in connection with the HLDS Merger and the CCT Merger. Based on shares outstanding as of November 5, 1996, an additional 2,561,936 shares of Common Stock would be issued upon completion of the HLDS Merger (3,161,436 shares assuming exercise of options to purchase capital stock of HLDS outstanding as of November 5, 1996) and 11,038,148 shares of Common Stock would be issued upon completion of the CCT Merger (12,883,813 shares assuming exercise of options to purchase capital stock of CCT outstanding as of November 5, 1996).


(2) Adjusted to give effect to the net proceeds of the offering, based upon an assumed public offering price of $34.50 per share of Common Stock.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

SELECTED COMPANY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION


    The selected historical financial data as of December 31, 1991, 1992 and 1993 and for the years ended December 31, 1991 and 1992 are derived from audited financial statements not included or incorporated by reference herein. The selected historical financial data as of December 31, 1994 and December 30, 1995 and for each of the three years in the period ended December 30, 1995 are derived from the audited consolidated financial statements of the Company included in this Prospectus. The unaudited selected historical financial data as of September 28, 1996 and for the nine month periods ended September 30, 1995 and September 28, 1996 are derived from unaudited consolidated financial statements of the Company and, in the opinion of the Company, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair representation of the financial information. Operating results for the interim period are not necessarily indicative of the results of the Company that may be expected for the entire year. The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," found in the consolidated financial statements and related notes and other financial information contained in the Company's Form 10-K for the fiscal year ended December 30, 1995 and Form 10-Q for the quarterly period ended September 28, 1996.



                                                    FISCAL YEAR ENDED                       NINE MONTHS ENDED
                                                       DECEMBER 30,                    ---------------------------
                                     ------------------------------------------------   SEPTEMBER      SEPTEMBER
                                       1991      1992      1993      1994      1995      30, 1995       28, 1996
                                     --------  --------  --------  --------  --------  ------------   ------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
HISTORICAL CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
Revenue............................  $379,476  $418,724  $368,623  $429,072  $548,418  $  384,662     $  529,197
Costs and expenses:
  Cost of revenue..................    87,582    93,954    83,972    89,800   116,530      84,763        110,666
  Marketing and sales..............   147,180   159,009   160,212   163,408   185,025     130,351        160,952
  Research and development.........    68,157    66,432    74,467    77,381    88,566      65,210         85,147
  General and administrative.......    36,065    33,872    38,737    39,729    40,437      29,066         40,444
  Unusual items (1)................    55,236      (253)   19,650    14,707     --         --             --
                                     --------  --------  --------  --------  --------  ------------   ------------
      Total costs and expenses.....   394,220   353,014   377,038   385,025   430,558     309,390        397,209
                                     --------  --------  --------  --------  --------  ------------   ------------
Income (loss) from operations......   (14,744)   65,710    (8,415)   44,047   117,860      75,272        131,988
Other income (expense).............     2,541     2,636    (4,364)    4,816    17,237      16,992         (2,355)
                                     --------  --------  --------  --------  --------  ------------   ------------
Income (loss) before provision for
  income taxes.....................   (12,203)   68,346   (12,779)   48,863   135,097      92,264        129,633
Provision for income taxes.........    10,200    12,986     --       12,215    37,827      25,834         42,779
                                     --------  --------  --------  --------  --------  ------------   ------------
Net income (loss) (2)..............  $(22,403) $ 55,360  $(12,779) $ 36,648  $ 97,270  $   66,430     $   86,854
                                     --------  --------  --------  --------  --------  ------------   ------------
                                     --------  --------  --------  --------  --------  ------------   ------------
Net Income (loss) per common share
  (2)..............................  $  (0.25) $   0.53  $  (0.13) $   0.37  $   1.05  $     0.71     $     0.95
Common and common equivalent shares
  used in computing per share
  amounts (3)......................    89,612   103,800    96,885    98,805    92,948      93,170         91,095


                                                                                                         AS OF
                                                    AS OF DECEMBER 30,                                 SEPTEMBER
                                     ------------------------------------------------                     28,
                                       1991      1992      1993      1994      1995                       1996
                                     --------  --------  --------  --------  --------                 ------------
HISTORICAL CONSOLIDATED BALANCE
  SHEET DATA:
Working capital....................  $118,955  $153,266  $104,996  $ 27,493  $  6,496                 $   11,427
Total assets.......................   347,074   367,243   339,301   361,048   374,035                    419,015
Long-term obligations and
  redeemable convertible preferred
  stock............................    14,811     5,722     4,001     2,098     1,619                     19,878
Stockholders' equity...............   185,117   249,148   206,122   176,063   134,081                    160,407

------------------


(1) See Note 7 of Notes to Consolidated Financial Statements, included elsewhere in this Prospectus, for further discussion.



(2) Net income (loss) and net income (loss) per share included a $3.1 million after tax gain on the sale of an equity investment in the year ended December 31, 1994 and a $13.6 million after tax gain on the sale of stock of a subsidiary in the periods ended December 30, 1995 and September 30, 1995.



(3) See Note 2 of Notes to Consolidated Financial Statements, included elsewhere in this Prospectus, for an explanation of the determination of the number of shares used in computing the per share amounts.

SELECTED PRO FORMA FINANCIAL INFORMATION


    The following table sets forth the unaudited selected pro forma combined financial data of the Company, CCT and HLDS. The unaudited pro forma combined balance sheet data has been prepared as if both the CCT Merger, which is expected to be accounted for as a pooling of interests by the Company, and the HLDS Merger, which will be accounted for as a purchase by the Company, were consummated as of September 28, 1996. The unaudited pro forma combined statement of operations data for the years ended December 31, 1993 and 1994, give effect to the CCT Merger as if the CCT Merger were completed at the beginning of the periods presented. The unaudited pro forma combined statement of operations data for the year ended December 30, 1995, and for the nine months ended September 30, 1995 and September 28, 1996, give effect to both the CCT Merger and HLDS Merger as if both mergers were completed at the beginning of the periods presented.



    The unaudited selected pro forma combined financial data is provided for illustrative puposes only and is not necessarily indicative of the combined financial position or combined results of operations that would have been reported had the CCT Merger and HLDS Merger occurred on the dates indicated, nor do they represent a forecast of the combined financial position or results of operations for any future period. No pro forma adjustments have been included herein which reflect potential effects of (i) the efficiencies which may be obtained by combining the Company, CCT and HLDS operations or (ii) the costs of restructuring, integrating or consolidating their operations. Certain statements concerning the mergers, including descriptions of the mergers and pro forma financial information, are forward looking statements that are subject to risks and uncertainties. There can be no assurance that the CCT Merger or the HLDS Merger will be completed as planned, that they will have the desired benefits or that they will not have an adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors" for a description of risks and uncertainties associated with the CCT Merger and the HLDS Merger.


                                          FISCAL YEARS ENDED            NINE MONTHS ENDED
                                             DECEMBER 30,          ---------------------------
                                     ----------------------------   SEPTEMBER      SEPTEMBER
                                       1993      1994      1995      30, 1995       28, 1996
                                     --------  --------  --------  ------------   ------------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
PRO FORMA COMBINED STATEMENT OF
  OPERATIONS DATA:
Revenue............................  $375,917  $444,617  $581,987  $  408,156     $  564,306
Costs and expenses:
  Cost of revenue..................    84,324    91,426   121,841      88,505        115,374
  Marketing and sales..............   161,702   168,567   198,706     139,944        175,156
  Research and development.........    77,765    82,696    98,107      72,153         94,667
  General and administrative.......    39,225    41,637    48,624      35,387         45,928
  Unusual items (1)................    19,650    15,142     --         --             --
                                     --------  --------  --------  ------------   ------------
      Total costs and expenses.....   382,666   399,468   467,278     335,989        431,125
                                     --------  --------  --------  ------------   ------------
Income (loss) from operations......    (6,749)   45,149   114,709      72,167        133,181
Other income (expense).............    (4,385)    4,716    17,431      17,041         (2,165)
                                     --------  --------  --------  ------------   ------------
Income (loss) before provision for
  income taxes.....................   (11,134)   49,865   132,140      89,208        131,016
Provision for income taxes.........       603    12,574    37,843      25,630         43,940
                                     --------  --------  --------  ------------   ------------
Net income (loss) (2)..............  $(11,737) $ 37,291  $ 94,297  $   63,578     $   87,076
                                     --------  --------  --------  ------------   ------------
                                     --------  --------  --------  ------------   ------------
Net income (loss) per common share
  (2)..............................  $  (0.11) $   0.34  $   0.89  $     0.60     $     0.82
Common and common equivalent shares
  used in computing per share
  amounts..........................   105,500   108,146   106,098     106,019        106,070


                                                                                     AS OF
                                                                                   SEPTEMBER
                                                                                    28, 1996
                                                                                  ------------
PRO FORMA COMBINED BALANCE SHEET
  DATA:
Cash and cash investments..........                                               $   89,410
Working capital....................                                                   32,232
Total assets.......................                                                  476,430
Long-term obligations and
  redeemable convertible preferred
  stock............................                                                   20,161
Stockholders' equity...............                                                  193,192


------------------

(1) See Note 7 of Notes to Consolidated Financial Statements for the Company, included elsewhere in this Prospectus, for further discussion.



(2) Net income (loss) and net income (loss) per share included a $3.1 million after tax gain on the sale of an equity investment in the year ended December 30, 1994 and a $13.6 million after tax gain on the sale of stock of a subsidiary in the periods ended December 30, 1995 and September 30,1995.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                FOR THE NINE MONTHS ENDED SEPTEMBER 28, 1996 AS
              COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995


    EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE FOLLOWING DISCUSSION CONTAINS FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED ABOVE IN "RISK FACTORS", AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE.


RESULTS OF OPERATIONS

                                                           NINE MONTHS ENDED
                                                    -------------------------------
                                                    SEPTEMBER 30,    SEPTEMBER 28,       %
                                                         1995             1996        CHANGE
                                                    --------------   --------------   -------
REVENUE                                                      (IN MILLIONS)
Product...........................................  $    202.1       $    291.2           44%
Service...........................................        44.4             80.4           81%
Maintenance.......................................       138.2            157.6           14%
                                                       -------          -------
    Total revenue.................................  $    384.7       $    529.2           38%
                                                       -------          -------
                                                       -------          -------
SOURCES OF REVENUE AS A PERCENT OF TOTAL REVENUE
Product...........................................         53%              55%
Service...........................................         11%              15%
Maintenance.......................................         36%              30%

    Total revenue increased 38% from $384.7 million in 1995 to $529.2 million in 1996, primarily due to an increase in product and service revenue.


    The increase in product revenue for the nine months ended September 28, 1996 as compared with the same period of the prior year was primarily the result of increased demand for the Company's products which enable customers to meet complex design challenges, including deep submicron IC design. This was exemplified by increased sales volume of its automatic place and route, physical layout and verification and timing-driven design process tools.


    Service revenue increased for the nine months ended September 28, 1996 as compared with the same period of the prior year. The increase in service revenue in total dollars and as a percentage of total revenue was the result of increased demand for the Company's Spectrum Services offerings. Additionally, revenue for the nine months ended September 28, 1996 included a full nine months of revenue related to the March 1995 outsourcing agreement with Unisys Corporation ("Unisys") to assume substantial portions of Unisys' internal silicon design operation.


    The increase in maintenance revenue in total dollars for the nine month period ended September 28, 1996 as compared to the nine month period ended September 30, 1995 was attributable to an increase in the Company's installed base of products.



    Revenue from international sources grew 36% from 1995 to 1996 and was $262.0 million and $193.3 million for the nine month periods ended September 28, 1996 and September 30, 1995, respectively, representing 50% of total revenue in each of those periods. The increase in revenue from international sources was primarily attributable to product revenue growth and new Spectrum Services contracts in all regions.


                                                           NINE MONTHS ENDED
                                                    -------------------------------
                                                    SEPTEMBER 30,    SEPTEMBER 28,       %
                                                         1995             1996        CHANGE
                                                    --------------   --------------   -------
COST OF REVENUE                                              (IN MILLIONS)
Product...........................................  $     34.2       $     35.5            4%
Service...........................................        38.2             57.4           50%
Maintenance.......................................        12.4             17.7           43%

COST OF REVENUE AS A PERCENT OF RELATED REVENUE
Product...........................................         17%              12%
Service...........................................         86%              71%
Maintenance.......................................          9%              11%

    Cost of product revenue includes costs of production personnel, packaging and documentation, amortization of capitalized software development costs and purchased software costs and costs of the Company's automated test equipment hardware business. Cost of product revenue increased in the nine month period ended September 28, 1996 as compared to the same period in the prior year as a result of the write off of approximately $1.6 million of capitalized software development costs related to products at the end of their life cycle. The decrease in cost of product revenue as a percentage of product revenue for the nine months ended September 28, 1996 as compared to the nine months ended September 30, 1995 was primarily due to revenues growing at a faster rate than costs.

    Cost of service revenue includes personnel and related costs associated with providing services to customers and the infrastructure to manage a service organization, as well as costs to recruit, develop and retain service professionals. Cost of service revenue increased in total dollars due to increased service revenue and the continued development of this line of business. In addition, as the Company utilized more of its design and service resources to generate revenue, cost of service revenue as a percentage of service revenue decreased as compared to the prior year. The costs for the nine months ended September 28, 1996 included a full nine months of expenses related to the March 1995 outsourcing agreement with Unisys to assume substantial portions of Unisys' internal silicon design operation. As part of this agreement, the Company retained approximately 180 hardware and software designers and acquired fixed assets and certain intangibles. While primarily focused on serving the needs of Unisys, the design and service resources acquired by the Company are also intended to be used to support other customers' design needs. Continued investment in developing new service offerings and the cost of integrating new services professionals performing a growing number of service offerings will continue to put pressure on service gross margins until operating efficiencies are obtained.

    Cost of maintenance revenue includes the cost of customer services such as hot-line and on-site support and the production cost of the maintenance renewal process. Cost of maintenance increased in total dollars and as a percentage of maintenance revenue due to additional on-site support costs necessary to support a larger installed base.

                                                           NINE MONTHS ENDED
                                                    -------------------------------
                                                    SEPTEMBER 30,    SEPTEMBER 28,       %
                                                         1995             1996        CHANGE
                                                    --------------   --------------   -------
OPERATING EXPENSES                                           (IN MILLIONS)
Marketing and sales...............................  $    130.4       $    161.0           23%
Research and development, net.....................        65.2             85.1           31%
General and administrative........................        29.1             40.4           39%

EXPENSES AS A PERCENT OF TOTAL REVENUE
Marketing and sales...............................         34%              30%
Research and development..........................         17%              16%
General and administrative........................          8%               8%

    The increase in marketing and sales expenses for the nine months ended September 28, 1996, as compared to the same period in the prior year, was primarily the result of increases in employee related expenses attributable to increased headcount. Weakening of certain foreign currencies in relation to the United States dollar favorably impacted marketing and sales expenses by approximately $4.3 million for the nine month period ended September 28, 1996 as compared to the prior year.

    For the nine months ended September 28, 1996, gross research and development expenses were $95.3 million compared to $74.0 million for the same period in 1995. The Company capitalized approximately $10.2 million and $8.8 million of software development costs which represented 11% and 12% of total research and development expenditures made in those periods, respectively. The expense increases for the nine month period of 1996 as compared to 1995 were primarily attributable to increases in salary-related costs due to increased headcount ($11.3 million) and higher consulting and other outside service costs ($4.8 million). In any given period, the amount of capitalized software development costs may vary depending on the exact nature of the development performed.

    General and administrative expenses increased in the nine month period ended September 28, 1996 as compared to the same period of the prior year primarily as a result of higher legal costs of $5.8 million and higher consulting and outside service costs of $3.3 million.

    For the nine months ended September 28, 1996, net other expense was $2.4 million of expense compared with $17.0 million of income for the same period in 1995. The decrease in net other income for the nine months ended September 28, 1996, as compared to the same period in the prior year, was primarily the result of an $18.9 million pre-tax gain from the sale of shares of common stock of the Company's subsidiary, Integrated Measurement Systems, Inc. in a registered public offering in the prior year.

    The Company's estimated annual effective tax rate for fiscal 1996 is 33% as compared to an annual effective tax rate of 28% for fiscal 1995. This estimated increase in the tax rate is based on the limited availability of net operating losses and tax credits and the potential effect of earnings generated in countries which have a tax rate greater than the U.S. tax rate.

LIQUIDITY AND CAPITAL RESOURCES

    At September 28, 1996, the Company's principal sources of liquidity consisted of $85.2 million of cash and short-term investments and a three-year, $120 million secured revolving line of credit agreement. As of September 28, 1996, the Company had no borrowings under the revolving line of credit.

    Cash generated from operating activities increased $9.0 million to $143.9 million for the nine months ended September 28, 1996, as compared to the nine months ended September 30, 1995. The increase was primarily due to higher net income and an increase in accrued liabilities and payables, partially offset by an increase in accounts receivable.

    At September 28, 1996, the Company had net working capital of $11.4 million compared with $6.5 million at December 30, 1995. The primary reasons for the increase were increases in accounts receivable of $10.5 million and increases in prepaid expenses and other current assets of $12.2 million, partly offset by an increase in deferred revenue of $8.7 million and a decrease in short-term investments of $9.8 million. The increase in accounts receivable was attributable to increased billing activity. The increase in deferred revenue was attributable to increased maintenance renewals and an increase in deferred product revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 91-1 entitled "Software Revenue Recognition."


    In addition to its short-term investments, the Company's primary investing activities were purchases of property and equipment, purchases of software and intangibles and the capitalization of software development costs, which combined represented $70.2 million and $35.4 million of cash used for investing activities in the nine months ended September 28, 1996 and September 30, 1995, respectively.

    Since 1994, as part of its authorized stock repurchase program, the Company has sold put warrants and purchased call options through private placements. The Company had a maximum potential obligation related to the put warrants at September 28, 1996 to buy back 2.4 million shares of its Common Stock at an aggregate price of approximately $85.8 million. The put warrants will expire in December 1996 through September 1997. The Company has both the unconditional right and the intent to settle these put warrants with stock.


    In connection with and prior to the consummation of the CCT Merger, the Company will rescind its stock repurchase program, with the exception of continued systematic stock repurchases under its seasoned stock repurchase program for the Company's Employee Stock Purchase Plan (the "ESPP"). Such repurchases are intended to cover the Company's expected reissuances under the ESPP for the next 12 months. In addition, in order to qualify the CCT Merger for pooling of interests accounting treatment, the Company is engaging in this offering to cure its tainted shares from stock repurchases made for purposes other than the ESPP.


    Anticipated cash requirements for the remainder of fiscal 1996 include the purchase of treasury stock through the exercise of call options for the Company's systematic stock repurchase program and the contemplated additions of property, plant and equipment of approximately $15 million.

    As part of its overall investment strategy, the Company has committed to participating in a venture capital partnership as a limited partner. The Company's total committed investment of at least $25.0 million will be made over the next three to four years. As of September 28, 1996, the Company had contributed approximately $5.9 million, which is reflected in other assets in the Company's balance sheet.

    The Company anticipates that current cash and short-term investment balances, cash flows from operations, and the $120 million revolving line of credit should be sufficient to meet its working capital and capital expenditure requirements on a short and long-term basis.

                                    BUSINESS


    EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE FOLLOWING DISCUSSION CONTAINS FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED ABOVE IN "RISK FACTORS", AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE.


GENERAL


    Cadence develops, markets and supports electronic design automation ("EDA") software tools that automate, enhance and accelerate the design and verification of ICs and electronic systems. The Company combines its technology with services to help optimize its customers' product development processes. The Company's products and services are used by companies throughout the world to design and develop electronic circuits and systems, including semiconductors, computer systems and peripherals, telecommunications and networking equipment, mobile and wireless devices, automotive components, consumer products and other advanced electronics.


THE INTEGRATED CIRCUIT AND ELECTRONIC SYSTEM DESIGN PROCESS

    The electrical design process involves describing the behavioral, functional and structural attributes of an IC or electronic system. This process involves creating a design description, simulating the design to identify electrical defects and refining the description to meet predetermined design specifications. The first step in the electrical design process is creation of the design description. To handle the complexity of large designs, design engineers use a variety of techniques, including block diagrams, equations or special design description languages referred to as Hardware Description Language ("HDL").

    Before an IC or PCB can be manufactured, high level design descriptions must be detailed into a structural design, in which the engineer specifically defines components, their interconnections and associated physical properties. Structural designs may be created manually or generated using an automated process called logic synthesis. In structural design, critical design time can be saved by selecting components from an electronic library and including them in the design, rather than recreating symbols and data for each design. A database containing the design's electrical characteristics, interconnections and specific design rules is automatically created and used as the foundation for subsequent design steps.

    Electronics designers use simulation throughout the electrical design process to identify design errors before the design is manufactured. In addition, simulation enables electronics designers to quickly explore design alternatives, and can be performed at different levels of design abstraction and with mixed levels of abstraction. This enables a designer to verify the conceptual, structural and performance aspects of the design. A key element in the simulation process is the use of component libraries containing software models of commonly used parts.

    When the design is determined to be functionally correct, the designer generates a non-graphical description called a netlist that details the design components and interconnections. This netlist becomes the blueprint for physical design. Next, the physical design team determines the layout and associated interconnection of the components on the target substrate that will yield the optimum combination of performance, area and cost. Once this process is completed, physical verification tools are used to provide a final check of the design implementation before products are released to manufacturing. Accuracy in this process is essential to avoiding costly production runs of faulty parts.

THE CADENCE SOLUTION


    The Company's EDA tools are used by customers to analyze, simulate, implement and verify electronic designs. In addition, the Company's tools let design architects and engineers build abstract models of chips, simulate their behavior, and analyze their physical attributes for acceptable performance. The resulting productivity and accuracy improvements over earlier generation approaches to IC design enable customers to develop increasingly complex, high-quality electronic products with accelerated time to market schedules.


    Cadence offers services ranging from advanced tools training and methodology assessment to joint design work with customers or even complete outsourcing of its customer's design work. In addition, the Company believes that customer support is a key factor in successfully marketing EDA products and generating repeat orders. The Company's product maintenance contracts entitle the customers to product updates, documentation and ongoing support.

    The Company is pursuing a strategy of combining a broad suite of design tools with world-class support, design and process services to enable its customers to accelerate their product development efforts, improve their design productivity and successfully cope with the increasing complexity of IC and electronic system design. The design process is becoming more complicated as customers are seeking to create higher performance products, lower development costs, improve time to market and migrate their design and manufacturing efforts to utilize deep submicron technologies. As a consequence, the Company believes that its solutions-oriented approach to providing both EDA tools and services will enable customers to more effectively respond to demanding market requirements.

CADENCE PRODUCTS

    CAE PRODUCTS

    Cadence is a leader in the computer aided engineering ("CAE") market primarily based on its strong market presence in logic simulation. The Company's Verilog HDL logic simulator, Verilog XL, is used by numerous ASIC vendors and supports over 185 ASIC libraries.

    The Company offers a broad suite of tools for logic synthesis. The Synergy product line provides designers the ability to easily target their design for implementation into an ASIC, Field Programmable Gate Array ("FPGA") or Programmable Logic Device ("PLD") design. Synergy enables designers to make critical tradeoffs between area, power and performance to optimize their design based on specific design requirements. With the advent of deep submicron technology, successful completion of complex designs will require companies to adopt new methodologies and utilize innovative design automation tools. Success will be predicated on introducing physical design knowledge into the logic design process to ensure that the resultant silicon will meet required specifications. The adoption of design planning tools will become increasingly important for electronics designers because such tools provide the necessary bridge between the logic and physical domains. An advanced high level design planning environment allows engineers to accurately predict physical effects that are used to provide guidelines for logic optimization and final implementation. Cadence has developed a broad portfolio of design planning tools, including Preview and Silicon Quest.

    IC DESIGN PRODUCTS

    Cadence's custom layout portfolio is anchored by the Virtuoso product family. This suite consists of tools for basic layout editing, design compaction, layout synthesis and device-level editing. In 1995, the Company introduced Virtuoso FastChip, which provides the ability to rapidly create cells and blocks for applications including random logic, standard cell blocks and library elements, reducing overall design time. In addition, FastChip allows them to perform extensive "what-if" analysis with design variables like placement and aspect ratios that have significant bearing on performance.

    The Ensemble product family provides advanced place and route ("P&R") solutions for gate, cell, block and mixed designs. The Company offers two products for cell based routing, Cell Ensemble, which is finely tuned for two layer metal designs, and Cell3, which is based on advanced routing algorithms for three layer and above metal designs. Silicon Ensemble, which is based on Cadence's proprietary area-based architecture and was introduced in early 1996, provides a broad solution for routing up designs that consist of a mix of cell and gate-based approaches. In addition, Silicon Ensemble includes several specialized routing engines to deal with specific design challenges like datapath, complex clock trees, crosstalk and low power.

    Cadence's product lines for automated and interactive physical verification are anchored by the Dracula and Diva products, respectively. In 1995, the Company introduced Vampire, which provides advanced hierarchical design capability necessary to verify large scale chips.

    SYSTEM DESIGN PRODUCTS

    The Allegro product line offers broad solutions for layout of standard PCB, hybrid, multi-chip modules ("MCM") and advanced component packaging. In addition, the Company offers thermal, signal integrity, reliability and electromagnetic analysis tools for detecting potential manufacturing problems. In 1995, the Company introduced BoardQuest, which is specifically tailored for the needs of high-speed system designers, offering an advanced system planning environment to accurately predict thermal, interconnect and electromagnetic effects early in the design process.


    The Analog Artist series provides a broad set of simulation, layout and verification tools for chip design. This product family features the Spectre high speed circuit simulation family of products. In 1994, the Company introduced SpectreHDL, the industry's first analog behavioral simulation system for analog and mixed-signal applications. In 1995, the Company further expanded the product offering with the introduction of SpectreRF, simulation technology utilized specifically for the design of radio frequency applications. For analog system and board level design, the Company's Analog Workbench offers tools from top-down design through board design.


    ELECTRONIC SYSTEMS DESIGN AUTOMATION PRODUCTS


    The Company offers a class of software for top-down design known as Electronic Systems Design Automation ("ESDA"). The Company's ESDA products are designed to allow customers to include product concepts in the EDA environment, accelerating and enhancing the early phases of system development. The Signal Processing Workbench tool set provides customers with a higher level of design automation for a number of application areas including wireless communications, networking and multi-media. The Signal Processing Workbench includes a large applications library of design blocks, a complete technology base and a visualization and analysis environment. Once the design is conceptualized, the Signal Processing Workbench provides links to implementation which include multiple capabilities that allow the design to be passed downstream to ASIC and IC engineers.


    CADENCE'S SPECTRUM SERVICES

    Cadence offers a range of design development and support services to its customers, from assistance with specific designs to a complete re-engineering of the product design process, and even a complete outsourcing of a particular design operation. The Company works with the customer's executive management and engineering team to assess a customer's design goals and objectives and translate those goals into design solutions.

    The Company's services offerings include product design, library design, design process and software services. Cadence offers product design services to facilitate complex IC design targeted to on-time completion with reliability. The Company offers on-site design assistance and full service chip designs. Library design services assist in the optimization of libraries for performance, density, quality, reliability and testability and the targeting of existing libraries to multiple foundry sources and product applications. The Company also offers design process services to assist its customers management and engineering teams to optimize their internal design process by providing a product development environment blueprint and implementation management.

    In addition, Cadence offers application and education services that facilitate the implementation and assimilation of the Company tools and technology, aimed at maximizing customers' productivity with the Company's software applications.

RECENT DEVELOPMENTS

    The Company believes that the CCT Merger and the HLDS Merger will allow Cadence to obtain new technologies and expand and enhance its product lines and research and development programs. Following the mergers, the Company intends to combine the operations and technologies of the Company, CCT and HLDS as soon as practicable. For a discussion of the risks associated with a failure to consummate the mergers, see "Risk Factors" (including "Proposed Acquisitions; Failure to Consummate Proposed Acquisitions; Uncertainty Relating to Integration").

    CCT

    CCT develops, markets and supports software tools that help designers route the wires that interconnect the electronic devices on high performance PCBs and ICs. CCT's products are differentiated by CCT's proprietary ShapeBased technology, which CCT believes offers significant advantages over traditional grid-based routing tools for complex PCB and IC design applications. CCT initially developed ShapeBased routing products for the PCB market and introduced its first product, SPECCTRA, in December 1989. In early 1995, CCT entered the IC layout market by leveraging its ShapeBased routing technology to develop its IC Craftsman product line. IC Craftsman is designed to solve the interconnect problems inherent in deep submicron IC design.

    In addition, CCT's ShapeBased technology models the physical components on the circuit layers as a set of exact shapes (e.g., circles, rectangles, paths and polygons). Unlike grid-based systems, each shape retains the key electrical characteristics of the component it represents. Because electrical properties of the components are known, this allows CCT's autorouter to more effectively obey design and space constraints while completing a correct interconnect design.

    At the core of CCT's products are proprietary autorouting algorithms built upon CCT's ShapeBased architecture. CCT initially developed ShapeBased products for the PCB market, where interconnect problems were not adequately addressed by traditional grid-based systems. As IC manufacturing technology has progressed to the deep submicron level, interconnect has emerged as a critical factor affecting cost and performance of ICs. In early 1995 CCT entered the IC layout market by leveraging its ShapeBased autorouting technology to develop products that solve the interconnect problems inherent in deep submicron IC design.

    HLDS

    HLDS develops, markets and supports EDA software for the design of high-density, high performance ICs. HLDS' products are designed to solve the problems inherent in deep submicron (less than 0.5 micron) IC design and to offer improved time to market, enhanced IC performance and reduced development and manufacturing costs when compared to previous generations of EDA software.

    HLDS offers three principal design planning products that have application at several stages of the design process. These design planning products include Top-Down DP, which has been released for limited customer use, for application by hardware description language designers in the functional design phase; Logic DP, for application by gate level designers in the logic implementation phase; and Physical DP, for application by layout engineers in the physical implementation and verification phase.

    HLDS also offers an EDA infrastructure product on which newly defined deep submicron design methodologies can be implemented. HLDS' infrastructure product, called Pillar, provides computer aided design ("CAD") developers who are responsible for implementing deep submicron methodologies with a database, graphical user interface, applications programming interfaces and a software development environment. Pillar allows "best of breed" deep submicron tools to be integrated quickly and cost effectively and facilitates internal development of other tools.

    HLDS also offers two other standalone EDA tools to solve specific deep submicron design problems: HyperExtract and Fasnet Delay Calculator. These tools complement HLDS' design planning products and may be integrated with HLDS' Pillar infrastructure product. HyperExtract is a deep submicron interconnect extraction tool that allows distributed resistance and capacitance (including interlayer and coupling capacitance) to be extracted from design databases. Fasnet Delay Calculator is a standalone deep submicron delay calculator that allows gate and interconnect delays to be accurately calculated based on a set of gate models and interconnect resistance and capacitance characteristics.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Information below with respect to the executive officers and directors of the Company as of November 5, 1996 is set forth below:

                NAME                   AGE                        POSITION
------------------------------------   ---   --------------------------------------------------
Joseph B. Costello                     42    President, Chief Executive Officer and Director

H. Raymond Bingham                     51    Executive Vice President and Chief Financial
                                               Officer

M. Robert Leach                        48    Senior Vice President, Spectrum Services

Darrel A. Mank                         48    Senior Vice President, Design Services

K.C. Murphy                            42    Senior Vice President, Corporate Strategy

John F. Olsen                          45    Senior Vice President, Worldwide Sales

Shane Robison                          42    Senior Vice President, Engineering

Timothy Q. Unger                       42    Senior Vice President, Human Resources

Anthony Zingale                        41    Senior Vice President, Worldwide Marketing

R.L. Smith McKeithen                   52    Vice President, General Counsel and Secretary

Carol Bartz                            48    Director

Henry E. Johnston                      53    Director

Dr. Leonard Y.W. Liu                   55    Director

Donald L. Lucas                        66    Director

Dr. Alberto Sangiovanni-Vincentelli    49    Director

George M. Scalise                      62    Director

Dr. John B. Shoven                     49    Director

James E. Solomon                       60    Director

    JOSEPH B. COSTELLO has served as President and a director of the Company since May 1988. In addition, Mr. Costello has served as Chief Executive Officer of the Company since June 1988. Previously he served as a director of SDA Systems, Inc. ("SDA"), from May 1987 to May 1988. From March 1986 to March 1987, he served as SDA's President and Chief Operating Officer.


    H. RAYMOND BINGHAM joined the Company in June 1993 as Executive Vice President and Chief Financial Officer. Prior to joining the Company, he was Executive Vice President and Chief Financial Officer of Red Lion Hotels and Inns for eight years. Mr. Bingham is a director of Sunstone Hotel Investors, Inc. and Integrated Measurement Systems, Inc.


    M. ROBERT LEACH joined the Company in June 1993 as Senior Vice President of Spectrum Services. Prior to joining the Company, Mr. Leach was partner-in-charge of the worldwide electronics industry consulting practice for Andersen Consulting for more than 10 years.

    DARREL A. MANK joined the Company in June 1996 as Senior Vice President, Design Services. From 1991 through 1996, Mr. Mank served as Vice President and General Manager of the portable products division of Cirrus Logic, Inc.

    K.C. MURPHY joined the Company in April 1996 as Senior Vice President, Corporate Strategy. Prior to joining the Company, Mr. Murphy worked for 17 years at Advanced Micro Devices where he held various positions, most recently Vice President of Strategic Marketing.

    JOHN F. OLSEN joined the Company in May 1994 as Senior Vice President, Field Operations and has served as Senior Vice President, Worldwide Sales, since April 1996. Prior to joining the Company, Mr. Olsen served as a partner for KPMG Peat Marwick for five years.


    SHANE V. ROBISON joined the Company in July 1995 as Senior Vice President, Engineering. Prior to joining the Company, Mr. Robison served as Vice President and General Manager of Apple Computer's Personal Interactive Electronics Division for more than seven years.



    TIMOTHY Q. UNGER joined the Company in September 1994 as Vice President, Human Resources, and became Senior Vice President, Human Resources in January 1996. From 1988 through 1995, Mr. Unger was Group Director of Human Resources for Unisys Corporation.



    ANTHONY ZINGALE joined the Company in April 1989 and currently holds the position of Senior Vice President, Worldwide Marketing. He previously served the Company as Vice President and General Manager of the HDL Design Group, Vice President of Corporate Marketing and Vice President of Marketing for the Systems Division. Prior to joining the Company, Mr. Zingale was Vice President of Marketing at EDA Systems, Inc., which was acquired by Digital Equipment Corporation.



    R.L. SMITH MCKEITHEN joined the Company in June 1996 as Vice President, General Counsel and Secretary. From 1994 to 1996, he served as Vice President, General Counsel and Secretary of Strategic Mapping, Inc. From 1988 to 1994, he served as Vice President, General Counsel and Secretary of Silicon Graphics, Inc.


    CAROL BARTZ has served as a director of the Company since February 1994. Ms. Bartz has been the Chairman and Chief Executive Officer of Autodesk, Inc. since April 1992. From 1983 to April 1992, Ms. Bartz served in various positions with Sun Microsystems, Inc., most recently as Vice President of Worldwide Field Operations. Ms. Bartz is also a director of AirTouch Communications, Inc. and Network Appliance, Inc.

    HENRY E. JOHNSTON has served as a director of the Company since July 1994. From 1983 to January 1994, Mr. Johnston was Corporate Vice President and from 1989 was also Division President of the Manufacturing and Distribution Business Unit of Electronic Data Systems Corporation. Since January 1994, Mr. Johnston has been a private individual investor.

    DR. LEONARD Y.W. LIU has served as a director of the Company since June 1989. Dr. Liu has served as the Chairman, President and Chief Executive Officer of Walker Interactive Systems, Inc. since June 1995. Dr. Liu also served as Chief Operating Officer of the Company from January 1993 until March 1995. Before joining the Company, Dr. Liu was Chairman and Chief Executive Officer of Acer America Corporation and President of Acer, Inc., personal computer suppliers, from 1989 until March 1992. From 1969 until April 1989, Dr. Liu held various technical and general management positions at IBM Corporation, including as Manager of its Santa Teresa Laboratory. Dr. Liu is also a director of Trident Microsystems.


    DONALD L. LUCAS has served as Chairman of the Board of the Company since May 1988. Prior to that date, Mr. Lucas served as Chairman of the Board and director of SDA from its inception in July 1983 to March 1987. Mr. Lucas has been a private venture capital investor since 1960. He is a director of Amati Communications Corporation, formerly ICOT Corporation, Macromedia, Inc., Oracle Corporation, Racotek, Inc., Transcend Services, Inc. and Tricord Systems, Incorporated.



    DR. ALBERTO SANGIOVANNI-VINCENTELLI has served as a director of the Company since December 1992. Dr. Sangiovanni-Vincentelli has been Professor of Electrical Engineering and Computer Sciences at the University of California at Berkeley since 1976.

    GEORGE M. SCALISE has served as a director since June 1989. Mr. Scalise became Senior Vice President of Planning and Development and Chief Administrative Officer of Apple Computer Inc. in March 1996. Mr. Scalise served as Senior Vice President of Planning and Development and Chief Administrative Officer of National Semiconductor Corporation from August 1991 to March 1996. From July 1987 to January 1991, Mr. Scalise was President and Chief Executive Officer of Maxtor Corporation, a disk drive manufacturer. He is also a director of Tower Semiconductor, Ltd.

    DR. JOHN B. SHOVEN has served as a director of the Company since April 1992. Dr. Shoven has been Dean of Humanities and Sciences at Stanford University since September 1993. From 1979 to August 1993, he served as Professor of Economics at Stanford University. He also served as Director for the Center for Economics Policy Research at Stanford University from 1988 to 1993.


    JAMES E. SOLOMON has served as director of the Company since May 1988. Mr. Solomon, who currently is a part-time employee of the Company, is President and Chief Executive Officer of XULU Entertainment, Inc. Mr. Solomon was a founder of SDA in 1983 and served in a variety of executive and technical positions of SDA and the Company from that date until May 1996, including Chairman and President of SDA, Co-Chairman of the Company's Board of Directors, President of the Company's Analog Division and Senior Vice President and Principal Technologist of the Company. Mr. Solomon is a Director of Integrated Measurement Systems, Inc.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                               NUMBER OF
                                                               SHARES OF
                        UNDERWRITER                           COMMON STOCK
------------------------------------------------------------  ------------
Goldman, Sachs & Co.........................................
Morgan Stanley & Co. Incorporated...........................

                                                              ------------
    Total...................................................    5,000,000
                                                              ------------
                                                              ------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The Underwriters propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less
a concession of $    per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $    per share to certain brokers and
dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 750,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 5,000,000 shares of Common Stock offered.


    The Company and certain executive officers and directors of the Company have agreed that, subject to certain exceptions, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, they will not offer, pledge, sell, contract to sell or otherwise transfer or dispose of any Common Stock (other than pursuant to existing employee stock option or stock purchase plans, or on the conversion or exchange of outstanding convertible or exchangeable securities, on the date of this Prospectus) without the prior written consent of the representatives, except for: the shares of Common Stock offered in connection with the offering; 325,000 shares of Common Stock held by such executive officers and directors; shares of Common Stock issued in connection with the CCT Merger and HLDS Merger (or in the event the HLDS Merger cannot be consummated prior to the CCT Merger, up to 2,600,000 shares of Common Stock in an underwritten public offering or a managed private placement if necessary to permit the CCT Merger to qualify for pooling of interests accounting treatment); shares of Common Stock valued in the aggregate at less than $3,000,000 to be issued in connection with acquisitions; and warrants to purchase in the aggregate not more than 100,000 shares of Common Stock.



    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

    The Company retained Goldman, Sachs & Co. to act as its financial advisor in connection with the CCT Merger and the HLDS Merger. The Company has agreed to pay Goldman, Sachs & Co. customary fees for its financial advisory services in connection with each merger, including rendering to the Company an opinion as to the fairness from a financial point of view of the consideration to be paid for each of CCT and HLDS. Such fees will be paid in the form of a combination of cash or warrants as may be agreed to between the Company and Goldman, Sachs & Co.

                                 LEGAL MATTERS


    The validity of the shares of Common Stock to be offered hereby will be passed upon for the Company by Cooley Godward LLP, Palo Alto, California. Certain attorneys at Cooley Godward LLP who have performed services for the Company own an aggregate of 1,883 shares of Common Stock. In addition, a partner of Cooley Godward LLP served as Acting General Counsel to the Company from November 1995 to June 1996. Certain legal matters relating to the offering will be passed upon for the Underwriters by Venture Law Group, A Professional Corporation, Menlo Park, California.


                                    EXPERTS

    The audited consolidated financial statements of Cadence Design Systems, Inc. included in and incorporated by reference in this Prospectus and Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                            PAGE
                                                                                            ----
Report of Independent Public Accountants..................................................  F-2

Consolidated Balance Sheets as of December 31, 1994, December 30, 1995 and September 28,
  1996....................................................................................  F-3

Consolidated Statements of Income for the years ended December 31, 1993 and 1994 and
  December 30, 1995 and for the nine months ended September 30, 1995 and September 28,
  1996....................................................................................  F-4

Consolidated Statements of Stockholders' Equity for the years ended December 31, 1993 and
  1994 and December 30, 1995 and for the nine months ended September 28, 1996.............  F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1993 and 1994 and
  December 30, 1995 and for the nine months ended September 30, 1995 and September 28,
  1996....................................................................................  F-6

Notes to Consolidated Financial Statements................................................  F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF

 CADENCE DESIGN SYSTEMS, INC:

    We have audited the accompanying consolidated balance sheets of Cadence Design Systems, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1994 and December 30, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cadence Design Systems, Inc. and subsidiaries as of December 31, 1994 and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Jose, California
January 19, 1996 (except for the
matters discussed in Note 15,
as to which the date is
November 7, 1996)

                          CADENCE DESIGN SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              DECEMBER 31,    DECEMBER 30,     SEPTEMBER
                                                                  1994            1995          28, 1996
                                                              ------------    ------------    ------------
                                                                                              (UNAUDITED)
                                                  ASSETS
CURRENT ASSETS:
  Cash and cash investments.................................  $    75,011     $    84,867     $    83,211
  Short-term investments....................................       21,865          11,774           2,023
  Accounts receivable, less allowances of $4,905 in 1994,
    $7,420 in 1995 and $6,651 in 1996.......................       78,629          88,503          99,030
  Inventories...............................................        5,137           8,203           7,830
  Prepaid expenses and other................................       11,293          13,576          25,761
                                                              ------------    ------------    ------------
    Total current assets....................................      191,935         206,923         217,855
PROPERTY, PLANT AND EQUIPMENT, net..........................      122,064         124,103         149,685
SOFTWARE DEVELOPMENT COSTS, net.............................       27,832          25,793          24,019
PURCHASED SOFTWARE AND INTANGIBLES, net.....................       10,557           8,268           9,415
OTHER ASSETS................................................        8,660           8,948          18,041
                                                              ------------    ------------    ------------
    Total assets............................................  $   361,048     $   374,035     $   419,015
                                                              ------------    ------------    ------------
                                                              ------------    ------------    ------------

                                   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable and current portion of long-term debt.......  $    26,412     $     1,497     $     3,422
  Accounts payable..........................................       12,522          17,592          17,396
  Accrued liabilities.......................................       56,359          74,407          77,578
  Income taxes payable......................................        7,944          14,524           6,960
  Deferred revenue..........................................       61,205          92,407         101,072
                                                              ------------    ------------    ------------
    Total current liabilities...............................      164,442         200,427         206,428
                                                              ------------    ------------    ------------
LONG-TERM LIABILITIES:
  Long-term debt............................................        2,098           1,619          19,878
  Deferred income taxes.....................................          904           7,307           2,590
  Minority interest liability...............................          883          12,167          15,246
  Other long-term liabilities...............................       16,658          18,434          14,466
                                                              ------------    ------------    ------------
    Total long-term liabilities.............................       20,543          39,527          52,180
                                                              ------------    ------------    ------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock - $.01 par value; authorized 2,000 shares,
    none issued.............................................      --              --              --
  Common stock and capital in excess of $.01 par value:
    Authorized: 150,000 shares
    Issued: 107,086 shares in 1994, 113,794 shares in 1995
    and
      117,015 shares in 1996
    Outstanding: 85,291 shares in 1994, 78,564 shares in
    1995
      and 77,530 shares in 1996.............................      265,173         299,544         351,035
  Treasury stock at cost (21,795 shares in 1994, 35,230
    shares in 1995 and 39,484 shares in 1996)...............     (133,728)       (290,884)       (399,263)
  Retained earnings.........................................       43,377         124,471         209,412
  Accumulated translation adjustment........................        1,241             950            (777)
                                                              ------------    ------------    ------------
    Total stockholders' equity..............................      176,063         134,081         160,407
                                                              ------------    ------------    ------------
    Total liabilities and stockholders' equity..............  $   361,048     $   374,035     $   419,015
                                                              ------------    ------------    ------------
                                                              ------------    ------------    ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                          CADENCE DESIGN SYSTEMS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                FISCAL YEARS ENDED                     NINE MONTHS ENDED
                                                    ------------------------------------------   -----------------------------
                                                    DECEMBER 31,   DECEMBER 31,   DECEMBER 30,   SEPTEMBER 30,   SEPTEMBER 28,
                                                        1993           1994           1995           1995            1996
                                                    ------------   ------------   ------------   -------------   -------------
                                                                                                          (UNAUDITED)
REVENUE:
  Product.........................................  $   224,139    $   241,545    $   292,198    $    202,104    $    291,214
  Service.........................................       16,872         28,365         65,860          44,335          80,405
  Maintenance.....................................      127,612        159,162        190,360         138,223         157,578
                                                    ------------   ------------   ------------   -------------   -------------
    Total revenue.................................      368,623        429,072        548,418         384,662         529,197
                                                    ------------   ------------   ------------   -------------   -------------
COSTS AND EXPENSES:
  Cost of product.................................       53,677         52,897         44,793          34,163          35,539
  Cost of service.................................       15,431         22,590         54,988          38,184          57,420
  Cost of maintenance.............................       14,864         14,313         16,749          12,416          17,707
  Marketing and sales.............................      160,212        163,408        185,025         130,351         160,952
  Research and development........................       74,467         77,381         88,566          65,210          85,147
  General and administrative......................       38,737         39,729         40,437          29,066          40,444
  Unusual items...................................       19,650         14,707        --              --              --
                                                    ------------   ------------   ------------   -------------   -------------
    Total costs and expenses......................      377,038        385,025        430,558         309,390         397,209
                                                    ------------   ------------   ------------   -------------   -------------
Income (loss) from operations.....................       (8,415)        44,047        117,860          75,272         131,988
Other income (expense)............................       (4,364)         4,816         17,237          16,992          (2,355)
                                                    ------------   ------------   ------------   -------------   -------------
Income (loss) before provision for income taxes...      (12,779)        48,863        135,097          92,264         129,633
Provision for income taxes........................      --              12,215         37,827          25,834          42,779
                                                    ------------   ------------   ------------   -------------   -------------
Net income (loss).................................  $   (12,779)   $    36,648    $    97,270    $     66,430    $     86,854
                                                    ------------   ------------   ------------   -------------   -------------
                                                    ------------   ------------   ------------   -------------   -------------
Net income (loss) per share.......................  $     (0.13)   $      0.37    $      1.05    $       0.71    $       0.95
                                                    ------------   ------------   ------------   -------------   -------------
                                                    ------------   ------------   ------------   -------------   -------------
Weighted average common and common equivalent
  shares outstanding..............................       96,885         98,805         92,948          93,170          91,095
                                                    ------------   ------------   ------------   -------------   -------------
                                                    ------------   ------------   ------------   -------------   -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                          CADENCE DESIGN SYSTEMS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                       COMMON STOCK
                                                  -----------------------
                                                            PAR VALUE AND      TREASURY STOCK                ACCUMULATED
                                                             CAPITAL IN     --------------------  RETAINED   TRANSLATION
                                                   SHARES   EXCESS OF PAR    SHARES     AMOUNT    EARNINGS   ADJUSTMENT
                                                  --------  -------------   --------  ----------  ---------  -----------
BALANCE, DECEMBER 31, 1992......................    98,797  $    228,411       --     $   --      $  21,306  $     (569)
Purchase of treasury stock......................     --          --          (10,929)    (52,178)    --          --
Issuance of common stock........................     2,429        10,805       --         --         --          --
Tax benefits from employee stock transactions...     --              842       --         --         --          --
Common stock issued in connection with
  acquisition...................................     2,362         9,056       --         --         --          --
Issuance of warrant in connection with
  acquisition...................................     --            1,847       --         --         --          --
Translation adjustment..........................     --          --            --         --         --            (619)
Net loss........................................     --          --            --         --        (12,779)     --
                                                  --------  -------------   --------  ----------  ---------  -----------
BALANCE, DECEMBER 31, 1993......................   103,588       250,961     (10,929)    (52,178)     8,527      (1,188)
Purchase of treasury stock......................     --          --          (13,441)    (95,119)    --          --
Issuance of common stock........................     3,498        13,516       1,444       7,231     (1,165)     --
Tax benefits from employee stock transactions...     --              626       --         --         --          --
Treasury stock issued in connection with
  acquisitions..................................     --               70       1,131       6,338       (633)     --
Translation adjustment..........................     --          --            --         --         --           2,429
Net income......................................     --          --            --         --         36,648      --
                                                  --------  -------------   --------  ----------  ---------  -----------
BALANCE, DECEMBER 31, 1994......................   107,086       265,173     (21,795)   (133,728)    43,377       1,241
Purchase of treasury stock......................     --          --          (14,430)   (163,928)    --          --
Issuance of common stock........................     6,708        26,984         995       6,772       (734)     --
Tax benefits from employee stock transactions...     --            8,463       --         --         --          --
Purchase of warrant.............................     --           (1,746)      --         --        (15,442)     --
Unrealized gain on investment in subsidiary.....     --              670       --         --         --          --
Translation adjustment..........................     --          --            --         --         --            (291)
Net income......................................     --          --            --         --         97,270      --
                                                  --------  -------------   --------  ----------  ---------  -----------
BALANCE, DECEMBER 30, 1995......................   113,794       299,544     (35,230)   (290,884)   124,471         950
Purchase of treasury stock......................     --          --           (4,755)   (113,780)    --          --
Issuance of common stock........................     3,221        22,661         501       5,401     --          --
Purchase of warrant.............................     --           (2,437)      --         --         (1,913)     --
Tax benefits from employee stock transactions...     --           31,267       --         --         --          --
Translation adjustment..........................     --          --            --         --         --          (1,727)
Net income......................................     --          --            --         --         86,854      --
                                                  --------  -------------   --------  ----------  ---------  -----------
BALANCE, SEPTEMBER 28, 1996 (Unaudited).........   117,015  $    351,035     (39,484) $ (399,263) $ 209,412  $     (777)
                                                  --------  -------------   --------  ----------  ---------  -----------
                                                  --------  -------------   --------  ----------  ---------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                          CADENCE DESIGN SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                     FISCAL YEAR ENDED                      NINE MONTHS ENDED
                                                         ------------------------------------------   -----------------------------
                                                         DECEMBER 31,   DECEMBER 31,   DECEMBER 30,   SEPTEMBER 30,   SEPTEMBER 28,
                                                             1993           1994           1995           1995            1996
                                                         ------------   ------------   ------------   -------------   -------------
                                                                                                               (UNAUDITED)
CASH AND CASH INVESTMENTS AT BEGINNING OF PERIOD.......  $    78,976    $    61,382    $    75,011    $     75,011    $     84,867
                                                         ------------   ------------   ------------   -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)....................................      (12,779)        36,648         97,270          66,430          86,854
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
    Depreciation and amortization......................       43,966         44,257         46,019          35,287          39,755
    Gain on sale of stock of subsidiary................      --             --             (18,873)        (18,873)        --
    Deferred income taxes..............................       (9,849)        (2,105)         5,693           5,443          (4,718)
    Write-off of in-process research and development...      --               4,653        --              --              --
    Accruals and write-down and reserve of assets
      related to restructure...........................       10,710        --             --              --              --
    Increase in other long-term liabilities and
      minority interest expense........................        1,856          3,985          3,135             316           1,957
    Write-offs of equipment and other long-term
      assets...........................................        3,140          1,229          2,281           2,747              75
    Provisions for doubtful accounts and inventory
      write-offs.......................................        3,029          3,334          5,821           3,232         --
    Changes in current assets and liabilities, net of
      effect of acquired businesses:
      Accounts receivable..............................       28,724         22,413        (13,760)         11,479         (11,890)
      Inventories......................................          (32)          (592)        (4,059)         (3,060)         (1,480)
      Prepaid expenses and other.......................        1,347          7,871         (2,132)         (3,492)        (12,145)
      Accrued liabilities and payables.................       16,013         10,612         44,439          19,356          35,834
      Deferred revenue.................................       11,134         22,133         31,262          16,078           9,679
                                                         ------------   ------------   ------------   -------------   -------------
        Net cash provided by operating activities......       97,259        154,438        197,096         134,943         143,921
                                                         ------------   ------------   ------------   -------------   -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Maturities of short-term investments...............       63,273         69,796         43,296          39,296          17,610
    Purchases of short-term investments................      (83,753)       (60,238)       (33,205)        (33,069)         (7,859)
    Purchases of property, plant and equipment.........      (18,500)       (15,196)       (28,338)        (18,585)        (42,873)
    Capitalization of software development costs.......      (15,207)       (10,790)       (11,845)         (8,778)        (10,210)
    Change in purchased software and intangibles and
      other assets.....................................       (4,228)         1,129         (5,454)         (8,065)        (17,166)
    Net proceeds from sale of subsidiary stock.........      --             --              29,920          29,920         --
    Payment for purchase of third-party interests in
      partnerships, net of cash acquired...............      --             (14,624)       --              --              --
    Cash advanced to a company prior to acquisition....      --              (1,855)       --              --              --
    Sale of put warrants...............................      --              10,321          1,304           1,057          13,870
    Purchase of call options...........................      --             (10,321)        (1,304)         (1,057)        (13,870)
                                                         ------------   ------------   ------------   -------------   -------------
        Net cash provided by (used for) investing
          activities...................................      (58,415)       (31,778)        (5,626)            719         (60,498)
                                                         ------------   ------------   ------------   -------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Principal payments on notes payable and long-term
      debt.............................................       (8,117)       (29,209)       (26,542)         (2,773)         (1,872)
    Net procceds from issuance of long-term debt.......      --             --             --              --               19,763
    Sale of common stock...............................        4,283         13,516         26,500          21,568          16,659
    Purchases of treasury stock........................      (52,178)       (95,119)      (163,928)       (107,498)       (113,582)
    Purchase of warrant................................      --             --             (17,188)        (17,188)         (4,347)
                                                         ------------   ------------   ------------   -------------   -------------
        Net cash used for financing activities.........      (56,012)      (110,812)      (181,158)       (105,891)        (83,379)
                                                         ------------   ------------   ------------   -------------   -------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH................         (426)         1,781           (456)          4,787          (1,700)
                                                         ------------   ------------   ------------   -------------   -------------
INCREASE (DECREASE) IN CASH AND CASH INVESTMENTS.......      (17,594)        13,629          9,856          34,558          (1,656)
                                                         ------------   ------------   ------------   -------------   -------------
CASH AND CASH INVESTMENTS AT END OF PERIOD.............  $    61,382    $    75,011    $    84,867    $    109,569    $     83,211
                                                         ------------   ------------   ------------   -------------   -------------
                                                         ------------   ------------   ------------   -------------   -------------

                          CADENCE DESIGN SYSTEMS, INC.

                                 (IN THOUSANDS)

                                                                     FISCAL YEAR ENDED
                                                         ------------------------------------------
                                                         DECEMBER 31,   DECEMBER 31,   DECEMBER 30,
                                                             1993           1994           1995
                                                         ------------   ------------   ------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Cash paid during the year for:
      Interest.........................................  $       541    $       915    $     2,423
      Income taxes (including foreign withholding
       tax)............................................        3,884          6,885         12,968
    Non-cash investing and financing activities:
      Capital lease obligations incurred for
       equipment.......................................        4,441          1,466          1,149
      Common and treasury stock issued under the
       Employee Stock Purchase Plan....................        6,522          6,066          6,522
      Tax benefits from employee stock transactions....          842            626          8,463

  The accompanying notes are an integral part of these consolidated financial statements.

                          CADENCE DESIGN SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (INFORMATION RELATING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                      AND SEPTEMBER 28, 1996 IS UNAUDITED)

1. THE COMPANY

    Cadence Design Systems, Inc. (the "Company") develops, markets and supports electronic design automation software products and services that automate, enhance and accelerate the design and verification of integrated circuits and electronic systems. The Company combines its technology with services to help optimize its customers' product development processes. The Company's customers and target markets include computer manufacturers, consumer electronics companies, industrial electronics companies, semiconductor manufacturers, ASIC foundries and telecommunications companies throughout the world.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries after elimination of intercompany accounts and transactions. The functional currency of all of the Company's foreign subsidiaries is the local currency. Gains and losses resulting from the translation of the subsidiaries' financial statements are reported as a separate component of stockholders' equity. Effective December 31, 1994, the Company's fiscal year end is the Saturday closest to December 31.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Certain prior year financial statement balances have been reclassified to conform to the 1995 presentation.

    UNAUDITED INTERIM FINANCIAL DATA

    The unaudited interim financial statements as of September 28, 1996 and for the nine months ended September 30, 1995 and September 28, 1996 have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The Company believes the results of operations for the interim periods are not necessarily indicative of the results to be expected for any future period.

    REVENUE RECOGNITION

    Product revenue consists principally of revenue earned under software license agreements and is generally recognized when the software has been shipped and there are no significant obligations remaining. Revenue from subscription license agreements which include software and maintenance is deferred and recognized ratably over the term of the subscription period. Test equipment revenue is recognized upon shipment of the test equipment.

                          CADENCE DESIGN SYSTEMS, INC.

       (INFORMATION RELATING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                      AND SEPTEMBER 28, 1996 IS UNAUDITED)

    Service revenue consists primarily of revenues received for performing product design development and process improvement, and education and assimilation of software products into the customers' product development process. Service revenue is generally recognized as the services are performed or on the percentage of completion method of accounting, depending upon the nature of the project. Under the percentage of completion method, revenue recognized is that portion of the total contract price that costs expended to date bears to the anticipated final total costs based on current estimates of the costs to complete the project. If the total estimated costs to complete a project exceed the total contract amount, indicating a loss, the entire anticipated loss would be recognized currently.

    Maintenance revenue consists of fees for providing system updates, user documentation and technical support for software products. Maintenance revenue is recognized ratably over the term of the agreement.

    In 1993, 1994 and 1995, one customer (a distributor), which also holds a minority interest in a subsidiary of the Company, accounted for 13%, 10% and 15% of total revenue, respectively.

    Outstanding trade accounts receivable from this related party were approximately $3.7 million and $5.4 million at December 31, 1994 and December 30, 1995, respectively.

    SOFTWARE DEVELOPMENT COSTS AND PURCHASED SOFTWARE AND INTANGIBLES

    The Company capitalizes software development costs in compliance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalization of software development costs begins upon the establishment of technological feasibility of the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology. Amortization of capitalized software development costs begins when the products are available for general release to customers and is generally computed on a straight-line basis over three years or, if less, the remaining estimated economic life of the product. Purchased software and intangibles are amortized on a straight-line basis over the remaining estimated economic life of the underlying product (two to seven years). It is reasonably possible that the estimates of anticipated future gross revenues, the remaining estimated economic life of the products, or both could differ from those used to assess the recoverability of these costs and result in a write-down of the carrying amount or a shortened life of the costs in the near term.

    In the accompanying statements of income, amortization is included in cost of product for capitalized software development costs and in either cost of product or cost of service for purchased software costs, as determined by the nature of the underlying transaction. In total, amortization of capitalized and purchased software and intangibles amounted to approximately $17.1 million, $20.2 million and $19.7 million for 1993, 1994 and 1995, respectively. The Company wrote off $1.5 million of capitalized software in 1993 and $0.8 million of purchased software in 1995 for projects discontinued during the year.

    NET INCOME (LOSS) PER SHARE

    Net income per share for each period is calculated by dividing net income by the weighted average shares of common stock and common stock equivalents outstanding during the period (calculated

                          CADENCE DESIGN SYSTEMS, INC.

       (INFORMATION RELATING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                      AND SEPTEMBER 28, 1996 IS UNAUDITED)

using the modified treasury stock method). Common stock equivalents consist of dilutive shares issuable upon the exercise of outstanding common stock options and warrants. Net loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding. Fully diluted net income
(loss) per share is substantially the same as primary net income (loss) per share.

    CASH, CASH INVESTMENTS AND SHORT-TERM INVESTMENTS

    The Company considers all highly liquid debt instruments and certificates of deposit with an original maturity of ninety days or less to be cash investments. The Company classifies its investments in debt securities as "held-to-maturity". Accordingly, these investments, which mature at various dates through August 1996, are valued using the amortized cost method. The fair value of the investments approximates amortized cost, and as such, the gross unrealized holding gains and losses at December 31, 1994 and December 30, 1995 are not material. Short-term investments consisted of the following:

                                                                1994          1995
                                                            ------------  ------------
                                                                  (IN THOUSANDS)
Commercial paper..........................................  $     10,795  $    --
Certificates of deposit...................................         6,031       --
Corporate debt securities.................................       --              8,774
European certificates of deposit..........................         4,004       --
U.S. Government notes.....................................       --              3,000
Other debt securities.....................................         1,035       --
                                                            ------------  ------------
    Total short-term investments..........................  $     21,865  $     11,774
                                                            ------------  ------------
                                                            ------------  ------------

    INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes labor, material and manufacturing overhead. Inventories are composed of test equipment.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is stated at cost. Depreciation and amortization are provided over the following estimated useful lives, by the straight-line method.

Buildings.................................................  31 years
Leasehold and building improvements.......................  Shorter of the lease
                                                            term
                                                            or the
                                                            estimated
                                                            useful life
Equipment.................................................  3 - 6 years
Furniture and fixtures....................................  3 - 5 years

    FINANCIAL INSTRUMENTS

    The Company has an authorized stock repurchase program. In total, as of December 30, 1995, the Company had authorized the repurchase of 51.1 million shares of which approximately 40.2 million shares had been repurchased. The Company repurchases common stock in part to satisfy estimated

                          CADENCE DESIGN SYSTEMS, INC.

       (INFORMATION RELATING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                      AND SEPTEMBER 28, 1996 IS UNAUDITED)

requirements for shares to be issued under the Company's employee stock option and stock purchase plans as well as in connection with acquisitions.

    Since 1994, as part of its authorized repurchase program, the Company sold
15.1 million put warrants through private placement. As of December 30, 1995,
11.2 million of these warrants had expired out of the money. The remaining outstanding 3.9 million warrants entitle the holder to sell one share of common stock to the Company on a specified date and at a specified price ranging from $16.06 to $22.02 per share. Additionally, during this same period, the Company purchased approximately 11.4 million call options that entitle the Company to buy on a specified date one share of common stock at a specified price. As of December 30, 1995, the Company had repurchased 8.4 million common shares pursuant to the exercise of call options for $72.8 million. The remaining 3.0 million outstanding call options range in price from $16.11 to $22.25 per share.

    The Company has the right to settle the put warrants with stock, cash or a combination of stock and cash equal to the difference between the exercise price and the fair value at the date of exercise. Settlement of the put warrants with stock could cause the Company to issue a substantial number of shares, depending on the amounts of the repurchase obligations and the per share fair value of the Company's common stock at the time of exercise. In addition, settlement of put warrants in stock or cash could lead to the disposition by put warrant holders of shares of the Company's common stock that such holders may have accumulated in anticipation of the exercise of the put warrants or call options, which may impact the price of the Company's common stock.


    At December 30, 1995, the fair value of these call options was approximately $31.2 million and the fair value of the put warrants was approximately $0.9 million. The put warrants and call options outstanding at December 30, 1995 are exercisable on various dates through April 1996. Fair value of put warrants and call options was estimated by the Company's investment bankers.


    At December 30, 1995, the Company had both the unconditional right and the intent to settle these put warrants with stock, and therefore, no amount was classified out of stockholders' equity in the accompanying balance sheet. The effect of the exercise of these put warrants and call options is reported in stockholders' equity.

    The Company enters into foreign currency forward exchange contracts ("forward contracts") to hedge the impact of foreign currency fluctuations. Due to the short-term nature of these forward contracts, the unrealized gains and losses were not material at December 30, 1995 and will be recorded when realized. The estimated fair value for foreign exchange contracts is primarily based on quoted market prices for the same or similar instruments, adjusted where necessary for maturity differences. The estimated fair value at December 31, 1994 and December 30, 1995 was negligible. The notional amount of the forward contracts was approximately $30.0 million at December 30, 1995. These contracts expired on January 31, 1996.

    For certain of the Company's financial instruments, including cash and cash investments, short-term investments and debt, the carrying amounts approximate fair value due to their short-term nature.

    The estimated fair values discussed above may not be representative of actual values that could have been realized as of year-end or that will be realized in the future.

                          CADENCE DESIGN SYSTEMS, INC.

       (INFORMATION RELATING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                      AND SEPTEMBER 28, 1996 IS UNAUDITED)

    CONCENTRATION OF CREDIT RISK

    Financial instruments which may potentially subject the Company to concentrations of credit risk consist principally of cash investments, short-term investments, accounts receivable, foreign exchange forward contracts, and call options purchased in conjunction with its stock repurchase program. The Company's investment policy limits investments to short-term, low-risk instruments. Concentration of credit risk related to accounts receivable is limited due to the varied customers comprising the Company's customer base and their dispersion across geographies. Credit exposure related to the forward contracts is limited to the unrealized gains and losses on these contracts. Credit exposure on call options is limited to the unrealized gains and losses on the option contracts. All financial instruments are executed with financial institutions with strong credit ratings which minimizes risk of loss due to nonpayment. The Company has not experienced any losses due to credit impairment related to its financial instruments.

    NEW ACCOUNTING STANDARD

    In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation" which will be effective for the Company's 1996 fiscal year. SFAS No. 123 allows companies which have stock-based compensation arrangements with employees to adopt a new fair-value basis of accounting for stock options and other equity instruments, or to continue to apply the existing accounting rules under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" but with additional financial statement disclosure. The Company plans to continue to account for stock-based compensation arrangements under APB Opinion No. 25, and therefore does not anticipate SFAS No. 123 will have a material impact on its financial position, results of operations or cash flows.

3. OTHER INCOME (EXPENSE)

                                                                1993          1994          1995
                                                            ------------  ------------  ------------
                                                                         (IN THOUSANDS)
Interest income...........................................  $      3,159  $      3,262  $      4,854
Interest expense..........................................          (723)       (1,045)       (2,222)
Gain on sale of IMS stock.................................       --            --             18,873
Gain on sale of investment................................       --              4,196       --
Loss on disposal of division (see Unusual Items)..........        (5,972)      --            --
Minority interest income (expense)........................           134          (485)       (1,341)
Loss on foreign exchange..................................          (281)         (204)         (117)
Other expense, net........................................          (681)         (908)       (2,810)
                                                            ------------  ------------  ------------
    Total other income (expense)..........................  $     (4,364) $      4,816  $     17,237
                                                            ------------  ------------  ------------
                                                            ------------  ------------  ------------

                          CADENCE DESIGN SYSTEMS, INC.

       (INFORMATION RELATING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                      AND SEPTEMBER 28, 1996 IS UNAUDITED)

4. BALANCE SHEET COMPONENTS

                                                            DECEMBER 31,  DECEMBER 30,   SEPTEMBER
                                                                1994          1995        28, 1996
                                                            ------------  ------------  ------------
                                                                         (IN THOUSANDS)
Inventories
  Raw materials and supplies..............................  $     1,268   $     2,335   $     3,963
  Work-in-process.........................................        2,250         3,825         2,514
  Finished goods..........................................        1,619         2,043         1,353
                                                            ------------  ------------  ------------
    Total inventories.....................................  $     5,137   $     8,203   $     7,830
                                                            ------------  ------------  ------------
                                                            ------------  ------------  ------------
Property, Plant and Equipment
  Land....................................................  $    38,848   $    38,848
  Buildings...............................................       38,612        38,612
  Leasehold and building improvements.....................       22,442        23,349
  Equipment...............................................      101,087       108,911
  Furniture and fixtures..................................       19,762        19,834
                                                            ------------  ------------
    Total cost............................................      220,751       229,554
  Less: Accumulated depreciation and amortization.........       98,687       105,451
                                                            ------------  ------------
    Property, plant and equipment, net....................  $   122,064   $   124,103
                                                            ------------  ------------
                                                            ------------  ------------
Software Development Costs
  Cost....................................................  $    57,921   $    47,944
  Less: Accumulated amortization..........................       30,089        22,151
                                                            ------------  ------------
    Software development costs, net.......................  $    27,832   $    25,793
                                                            ------------  ------------
                                                            ------------  ------------
Purchased Software and Intangibles
  Cost....................................................  $    28,242   $    23,086
  Less: Accumulated amortization..........................       17,685        14,818
                                                            ------------  ------------
    Purchased software and intangibles, net...............  $    10,557   $     8,268
                                                            ------------  ------------
                                                            ------------  ------------
Accrued Liabilities
  Payroll and payroll related accruals....................  $    35,452   $    48,668
  Other accrued liabilities...............................       20,907        25,739
                                                            ------------  ------------
    Total accrued liabilities.............................  $    56,359   $    74,407
                                                            ------------  ------------
                                                            ------------  ------------

5. INTEGRATED MEASUREMENT SYSTEMS, INC. INITIAL PUBLIC OFFERING


    In July 1995, the Company and its wholly owned subsidiary, Integrated Measurement Systems, Inc. ("IMS") sold to the public approximately 3.0 million shares of common stock at $11 per share in a registered initial public offering. Of these shares, approximately 0.4 million were sold by IMS and approximately
2.6 million were sold by the Company as the sole selling stockholder of IMS. The sale generated net proceeds to the Company, after underwriting expenses, discounts, commissions and other expenses, of approximately $26.6 million and a pre-tax gain of approximately $18.9 million, which is reflected as other income in the accompanying statement of income. The Company also recognized a $0.7 million unrealized gain, net of taxes, which was recorded in stockholders' equity. IMS received net

                          CADENCE DESIGN SYSTEMS, INC.

       (INFORMATION RELATING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                      AND SEPTEMBER 28, 1996 IS UNAUDITED)

proceeds of approximately $3.3 million. As a result of the offering and sale of shares by the Company, the Company's ownership interest in IMS decreased to approximately 55%. The minority interest liability of $10.6 million related to IMS is recorded in minority interest liability in the accompanying December 30, 1995 balance sheet.

6. ACQUISITIONS

    REDWOOD DESIGN AUTOMATION


    In August 1994, the Company acquired the business and certain assets of Redwood Design Automation, Inc. ("Redwood") for approximately 0.9 million shares of the Company's common stock valued at $4.6 million. Prior to the acquisition of Redwood, the Company advanced $1.8 million to Redwood which was not repaid. Redwood was a development stage company formed to design, develop and market software for use in electronic systems design. The acquisition was accounted for as a purchase and accordingly, the results of Redwood from the date of acquisition forward have been recorded in the Company's consolidated financial statements. In connection with the acquisition, net intangibles of $6.8 million were acquired, of which $4.7 million was reflected as a one-time charge to operations for the write-off of in-process research and development that had not reached technological feasibility and, in management's opinion, had no probable alternative future use. This one-time charge was reflected in the Company's 1994 statement of income as an unusual item within operating expenses. The remaining intangibles of $2.1 million are included in purchased software and intangibles in the accompanying balance sheets and are being amortized over their useful life of two years.


    In connection with the acquisition, net assets acquired were as follows (in thousands):

Trade accounts receivable and other current assets........  $        562
Intangibles, including in-process research and
  development.............................................         6,756
Property, equipment and other long-term assets............           541
Current liabilities assumed...............................        (1,162)
Long-term liabilities assumed.............................          (292)
                                                            ------------
    Net assets acquired...................................  $      6,405
                                                            ------------
                                                            ------------

    The following unaudited pro forma information shows the results of operations for the twelve months ended December 31, 1994 and 1993 as if the Redwood acquisition had occurred at the beginning of each period presented and at the purchase price established in August 1994. The results are not necessarily indicative of what would have occurred had the acquisition actually been made at the beginning of each of the respective periods presented or of future operations of the combined companies. The pro forma results for 1993 combine the Company's results for the twelve month period ended December 31, 1993 with Redwood's twelve month fiscal period from February 1, 1993 through January 31, 1994. The pro forma results for 1994 combine the Company's results for the twelve month period ended December 31, 1994 with the results of Redwood for the period from January 1, 1994 through the

                          CADENCE DESIGN SYSTEMS, INC.

       (INFORMATION RELATING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                      AND SEPTEMBER 28, 1996 IS UNAUDITED)

date of acquisition. The following unaudited pro forma results include the straight-line amortization of intangibles over a period of two years.

                                                                1993          1994
                                                            ------------  ------------
                                                                  (IN THOUSANDS)
Revenue...................................................  $    368,935  $    429,658
Net income (loss).........................................  $    (19,051) $     33,531
Net income (loss) per share...............................  $      (0.19) $       0.34
Weighted average common and common equivalent shares
  outstanding.............................................        97,828        99,471

    REAL ESTATE PARTNERSHIPS

    In March 1994, the Company acquired all third-party interests in two real estate partnerships in which it was a 46.5% and 80% limited partner, respectively, for approximately $8.7 million in cash and the assumption of a secured construction loan of approximately $23.5 million. The Company leased buildings from one of the limited partnerships, and the second limited partnership owned unencumbered land adjacent to the leased property. The Company repaid the secured construction loan in May 1994.

    In October 1994, the Company acquired all third-party interests in a third real estate partnership in which it was a 49% limited partner for approximately $5.9 million in cash. The partnership owns land and buildings which are leased to the Company and were subject to a secured note in the amount of approximately $23.7 million which the Company repaid in October 1995.

    In connection with the acquisition of the partnerships, net assets acquired were as follows (in thousands):

Property and other assets.................................  $     66,030
Liabilities assumed.......................................       (47,423)
Less: Cash acquired.......................................        (3,983)
                                                            ------------
    Net cash paid.........................................  $     14,624
                                                            ------------
                                                            ------------

    COMDISCO SYSTEMS, INC.

    In June 1993, the Company acquired the business and certain assets of Comdisco Systems, Inc. ("Comdisco"), a subsidiary of Comdisco, Inc., in exchange for approximately 2.4 million shares of the Company's common stock and a warrant to purchase approximately 2.9 million shares of the Company's common stock valued in total at $10.9 million. The acquisition was accounted for as a purchase. Accordingly, the results of Comdisco from the date of acquisition forward have been recorded in the Company's consolidated financial statements. Comparative pro forma information has not been presented as the results of operations of Comdisco are not material to the Company's consolidated financial statements. The acquisition costs include amounts paid for the net tangible assets of Comdisco and purchased software and other intangibles. The cost in excess of net assets acquired was $6.5 million which is being amortized over seven years and is included in purchased software and intangibles in the accompanying balance sheets.

                          CADENCE DESIGN SYSTEMS, INC.

       (INFORMATION RELATING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                      AND SEPTEMBER 28, 1996 IS UNAUDITED)

    In connection with the acquisition, net assets acquired were as follows (in thousands):

Trade accounts receivable and other current assets........  $      4,381
Purchased software and other intangibles..................         6,500
Property, equipment and other long-term assets............         1,909
Liabilities assumed.......................................        (1,887)
                                                            ------------
    Net assets acquired in exchange for capital stock.....  $     10,903
                                                            ------------
                                                            ------------

7. UNUSUAL ITEMS

    Unusual items included within operating expenses are described below. No unusual items were recorded during 1995.

                                                                1991          1992          1993          1994
                                                            ------------  ------------  ------------  ------------
                                                                                (IN THOUSANDS)
Write-off of in-process research and development..........  $    --       $    --       $    --       $      4,653
Provision for settlement of litigation....................       --            --            --             10,054
Loss (income) from operations of disposed division........         5,335          (253)        6,200       --
Restructuring costs.......................................        49,901       --             13,450       --
                                                            ------------        ------  ------------  ------------
    Total unusual items...................................  $     55,236  $       (253) $     19,650  $     14,707
                                                            ------------        ------  ------------  ------------
                                                            ------------        ------  ------------  ------------

    PROVISION FOR SETTLEMENT OF LITIGATION

    In April 1994, the Company entered into agreements to settle two class action lawsuits for a combined settlement of $16.5 million, of which approximately $7.5 million was covered by the Company's insurance carriers. Reflected in the Company's operating expenses is the net settlement cost of approximately $9.0 million plus approximately $1.0 million for related legal costs.

    LOSS (INCOME) FROM OPERATIONS OF DISPOSED DIVISION

    In December 1993, the Company sold its Automated Systems ("ASI") division. ASI was sold for a nominal amount of cash and future royalties. During 1994, ASI filed for Chapter 11 bankruptcy and in 1995, the royalty terms were renegotiated. However, it is unknown if the Company will ultimately receive any such royalties.

    In light of the nominal proceeds received, the sale of ASI resulted in a loss on disposal of approximately $6.0 million. The loss was due principally to the loss on the sale of the net operating assets, as well as amounts accrued for estimated costs to be incurred in connection with the disposal. As of December 31, 1994 and December 30, 1995, respectively, the Company had recorded approximately $.9 million and $.9 million in accrued liabilities and approximately $1.1 million and $1.0 million in other long-term liabilities for liabilities associated with the disposed division.

    The Company had previously reported the operating results of ASI as a discontinued operation in the statement of income. In connection with the filing of a registration statement on Form S-3 to register common stock issued to the stockholders of Comdisco and Redwood, the Securities and Exchange Commission reviewed the Company's 1993 financial statements and requested that the results of

                          CADENCE DESIGN SYSTEMS, INC.

       (INFORMATION RELATING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                      AND SEPTEMBER 28, 1996 IS UNAUDITED)

operations and the loss on disposal of ASI be reclassified as components of continuing operations since ASI was not deemed a major line of business. As a result, the Company has classified the respective income and loss from operations of the disposed division as unusual items within operations in the accompanying statements of income. The loss of $6.0 million on disposal of the division is classified in other income (expense) in the accompanying 1993 statement of income. Revenue from this division was approximately $11.2 million for the year ending December 31, 1993.

    RESTRUCTURING COSTS


    In March 1993, the Company recorded restructuring costs of approximately $13.5 million associated with a planned restructure of certain areas of sales, operations and administration due to business conditions. The restructuring charge included approximately $4.5 million for employee terminations. The Company terminated approximately 270 employees at an actual total cost of approximately $4.6 million. In addition, the restructuring charge included approximately $3.5 million for excess facilities and approximately $2.1 million for the write-off of purchased software and intangibles arising from required adjustments to the Company's cost structure necessitated by lower revenue levels. Substantially all of the excess facilities accrual was utilized by December 31, 1993. The restructuring charge also included an additional provision for doubtful accounts of approximately $3.0 million, which was utilized by December 31, 1993 and write-off of certain software development costs of $0.4 million resulting from changes in the systems product strategy.


8. NOTES PAYABLE AND LONG-TERM DEBT

    Notes payable and long-term debt consisted of the following:

                                                                1994          1995
                                                            ------------  ------------
                                                                  (IN THOUSANDS)
Capital lease obligations.................................  $      4,840  $      3,116
Secured mortgage (Paid in full in October 1995)...........        23,670       --
                                                            ------------  ------------
    Total.................................................        28,510         3,116
Less: Current portion.....................................        26,412         1,497
                                                            ------------  ------------
Long-term debt............................................  $      2,098  $      1,619
                                                            ------------  ------------
                                                            ------------  ------------

9. LEASES

    Equipment and facilities are leased under various capital and operating leases expiring on different dates through the year 2008. Certain of these leases contain renewal options. Rental expense was approximately $20.0 million, $19.0 million and $10.7 million for 1993, 1994 and 1995, respectively.

    In connection with a previous merger, the Company has closed certain facilities and, accordingly, has accrued for estimated future minimum rent and maintenance costs related to these facilities. Total costs accrued at December 30, 1995 were $7.9 million of which $2.4 million was included in accrued liabilities and approximately $5.5 million was included in other long-term liabilities in the accompanying balance sheet.

                          CADENCE DESIGN SYSTEMS, INC.

       (INFORMATION RELATING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                      AND SEPTEMBER 28, 1996 IS UNAUDITED)

    At December 30, 1995, future minimum lease payments under capital and operating leases and the present value of the capital lease payments were as follows:

                                                              CAPITAL      OPERATING
                                                               LEASES        LEASES
                                                            ------------  ------------
                                                                  (IN THOUSANDS)
For the years:
  1996....................................................  $      1,802  $    13,235
  1997....................................................         1,040       12,758
  1998....................................................           476        7,634
  1999....................................................           298        3,982
  2000....................................................           192        2,980
  Thereafter..............................................       --             4,026
                                                            ------------  ------------
    Total lease payments..................................         3,808  $    44,615
                                                                          ------------
                                                                          ------------
Less: Amount representing interest (Average rate of 8.7%)            692
                                                            ------------
Present value of lease payments...........................         3,116
Less: Current portion.....................................         1,497
                                                            ------------
Long-term portion.........................................  $      1,619
                                                            ------------
                                                            ------------

    The cost of equipment under capital leases included in the balance sheet as property, plant and equipment at December 31, 1994 and December 30, 1995 was approximately $17.9 million and $12.6 million, respectively. Accumulated amortization of the leased equipment at December 31, 1994 and December 30, 1995 was approximately $13.9 million and $10.1 million, respectively.

10. LINE OF CREDIT

    The Company's majority-owned subsidiary, IMS, has a revolving line of credit with a bank allowing for maximum borrowings of $10.0 million with interest at the bank's prime rate, interbank offering rates plus 1.25%, or banker's acceptance plus 1.25%, at the borrower's option. There were no outstanding borrowings at December 30, 1995 under this agreement. At December 30, 1995, IMS was in full compliance with all covenants and conditions in the agreement. The line of credit expires April 30, 1997.

11. COMMITMENTS AND CONTINGENCIES

    As part of its overall investment strategy, the Company has committed to participating in a venture capital partnership as a limited partner. The Company's total committed investment of at least $25 million will be made over the next three to four years.

    The Company is involved in various disputes and litigation matters which have arisen in the ordinary course of business. These include disputes and lawsuits related to intellectual property, contract law and employee relations matters.

                          CADENCE DESIGN SYSTEMS, INC.

       (INFORMATION RELATING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                      AND SEPTEMBER 28, 1996 IS UNAUDITED)

    The Company filed a complaint in the United States District Court for the Northern District of California on December 6, 1995 against Avant! Corporation (formerly known as ArcSys, Inc., "Avant!") and certain of its employees for misappropriation of trade secrets, copyright infringement, conspiracy and other illegalities.

    On January 16, 1996, Avant! filed various counterclaims against the Company and the Company's President and CEO, alleging, INTER ALIA, that the Company and its President and CEO had cooperated with the Santa Clara County District Attorney and initiated and pursued its complaint against Avant! for anti competitive reasons, engaged in wrongful activity in an attempt to manipulate Avant!'s stock price and utilized certain pricing policies and other acts to unfairly compete against Avant! in the marketplace. The counterclaim also alleges that certain unspecified Company insiders engaged in illegal insider trading with respect to Avant!'s stock. The Company and its President and CEO believe that each has meritorious defenses to Avant!'s claims, and each intends to defend such action vigorously.

    Management believes that the ultimate resolution of the disputes and litigation matters discussed above will not have a material adverse impact on the Company's financial position or results of operations.

12. STOCKHOLDERS' EQUITY

    STOCK SPLIT

    In October 1995, the Company's Board of Directors effected a three-for-two stock split payable in the form of a dividend of one additional share of the Company's common stock for every two shares owned by stockholders. Par value remained at $0.01 per share. The stock split resulted in the issuance of approximately 37.8 million additional shares of common stock from authorized but unissued shares. Accordingly, all share and per share data have been adjusted to retroactively reflect the stock split.

    EMPLOYEE STOCK OPTION PLANS

    The Company's Employee Stock Option Plan (the "Plan") provides for the issuance of either incentive or nonqualified options at an exercise price not less than fair market value of the stock on the date of grant. Options granted under the Plan become exercisable over periods of one to four years and expire five to ten years from the date of grant. During 1993 holders of the Company's options were given the opportunity to exchange previously granted stock options for new common stock options exercisable at $3.91 per share, the fair market value of the common stock on the date of exchange. Under the terms of the new options, one-third of the shares vest one year from the date of grant and the remaining shares vest in 24 equal monthly installments. Options to purchase 10,926,058 shares were exchanged.

    During 1993, the Company adopted a Non-Statutory Stock Option Plan (the "Non-Statutory Plan"). Options granted under the Non-Statutory Plan become exercisable over a four year period, with one-fourth of the shares vesting one year from the vesting commencement date and the remaining shares vesting in 36 equal monthly installments. The options granted under the Non-Statutory Plan generally expire ten years from the date of grant.

    In 1995, the Company's Board of Directors' authorized an additional 6.75 million shares to be issued under the 1993 Non-Statutory Plan. Since directors and officers of the Company are not eligible to receive options under the Non-Statutory Plan, stockholder approval is not required nor will it be sought.

                          CADENCE DESIGN SYSTEMS, INC.

       (INFORMATION RELATING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                      AND SEPTEMBER 28, 1996 IS UNAUDITED)

    The Company has assumed certain options granted to former employees of acquired companies ("Acquired Options"). The Acquired Options were assumed by the Company outside of the Plan, but all are administered as if assumed under the Plan. All of the Acquired Options have been adjusted to effectuate the conversion under the terms of the Agreements and Plans of Reorganization between the Company and the companies acquired. The Acquired Options generally become exercisable over a four year period and generally expire either five or ten years from the date of grant. No additional options will be granted under any of the acquired companies' plans.

    Combined activity with respect to all employee stock option plans was as follows:

                                                                 1993               1994               1995
                                                           -----------------  -----------------  -----------------
Options outstanding at beginning of the year.............         17,628,640         24,444,724         22,254,786
Granted..................................................         21,276,363          4,514,715          6,247,455
Exercised ($0.19 per share to $11.69 per share)..........         (1,237,616)        (3,430,002)        (6,575,700)
Canceled.................................................        (13,222,663)        (3,274,651)        (1,986,201)
                                                           -----------------  -----------------  -----------------
Options outstanding at end of the year...................         24,444,724         22,254,786         19,940,340
                                                           -----------------  -----------------  -----------------
                                                           -----------------  -----------------  -----------------
Range of exercise price of outstanding options at end of
  the year...............................................  $   0.19 - $12.78  $   0.19 - $12.19  $   0.19 - $25.96
                                                           -----------------  -----------------  -----------------
                                                           -----------------  -----------------  -----------------
Options exercisable at end of the year...................          5,504,404         10,021,036          8,792,750
                                                           -----------------  -----------------  -----------------
                                                           -----------------  -----------------  -----------------
Options available for future grant.......................          5,747,938          4,541,828          6,997,861
                                                           -----------------  -----------------  -----------------
                                                           -----------------  -----------------  -----------------

    OPTION AGREEMENTS

    The Company occasionally has issued options outside of the Plan. As of December 30, 1995, options to purchase 90,705 shares were outstanding under these agreements, of which 77,461 were exercisable at prices ranging from $4.14 to $5.22 per share.

    DIRECTORS STOCK PLANS

    The Company's Board of Directors has adopted the 1988, 1993 and 1995 Directors Stock Option Plans (the "Directors Plans") in the indicated years. The 1995 Directors Plan is subject to stockholder approval, which will be sought at the 1996 stockholders' meeting. The Company has reserved 1,676,250 shares of common stock for issuance under these plans. The Directors Plans provide for the issuance of nonqualified stock options to nonemployee directors of the Company with an exercise price equal to the fair market value of the common stock on the date of grant. Options granted under the Directors Plans have a term of up to ten years. Certain of the option grants vest one year from the date of grant and certain other option grants vest one-third one year from the date of grant and two-thirds ratably over the subsequent two years. As of December 30, 1995, options to purchase 543,750 shares of common stock at $4.14 to $24.29 per share were outstanding under the Directors Plans, of which options for 249,828 shares were exercisable at prices ranging from $4.14 to $9.61 per share. Options to purchase 568,335 shares are available for future grant under the Directors Plans. Options to purchase 350,415 shares of common stock have been exercised and 213,750 have expired as of December 30, 1995 under the Directors Plans. No additional options will be granted under the 1988 Directors Plan.

                          CADENCE DESIGN SYSTEMS, INC.

       (INFORMATION RELATING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                      AND SEPTEMBER 28, 1996 IS UNAUDITED)

    EMPLOYEE STOCK PURCHASE PLANS

    The Company has reserved 6,750,000 shares of common stock for issuance under the 1990 Employee Stock Purchase Plan (the "ESPP"). Under the ESPP the Company's employees may purchase shares of common stock at a price per share that is 85% of the lesser of the fair market value as of the beginning or the end of the semiannual option periods. For 1993, 1994 and 1995, shares issued under the plan were 1,097,868, 1,444,473 and 994,728, respectively.

    WARRANT

    In connection with the purchase of the business and certain assets of Comdisco, the Company issued a warrant to purchase 2,925,000 shares of the Company's common stock at $6.45 per share. During 1995, the Company repurchased portions of the warrant applicable to 2,655,000 shares for approximately $17.2 million. The warrant for the remaining 270,000 shares expires in June 2003 and can be exercised at any time in increments of not less than 75,000 shares. The warrant was valued at the time of issuance at approximately $1.8 million and was included as part of the total purchase price of Comdisco.

    RESERVED FOR FUTURE ISSUANCE

    As of December 30, 1995, the Company has reserved the following shares of authorized but unissued common stock for future issuance:

Employee stock option plans....................................................  26,938,201
Other option agreements........................................................      90,705
Directors stock option plans...................................................   1,112,085
Employee stock purchase plan...................................................   1,950,343
Put warrants...................................................................   3,912,189
Comdisco warrant...............................................................     270,000
                                                                                 ----------
        Total..................................................................  34,273,523
                                                                                 ----------
                                                                                 ----------

    STOCKHOLDER RIGHTS PLAN


    On February 9, 1996, the Company adopted a new Stockholder Rights Plan (the "Preferred Rights Plan") to protect stockholders' rights in the event of a proposed or actual acquisition of 15% or more of the outstanding shares of the Company's common stock. As part of this plan, each share of the Company's common stock carries a right to purchase one one-thousandth (1/1000) of a share of Series A Junior Participating Preferred Stock (the "Right"), par value $0.01 per share of the Company at a price of $240 per one one-thousandth of a share subject to adjustment. The Rights are subject to redemption at the option of the Board of Directors at a price of $0.01 per Right until the occurrence of certain events. The Rights expire on February 20, 2006.


    Concurrent with the adoption of the Preferred Rights Plan, the Board of Directors amended the Company's 1989 Stockholder Rights Plan to provide for the expiration of the rights thereunder effective February 9, 1996.

                          CADENCE DESIGN SYSTEMS, INC.

       (INFORMATION RELATING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                      AND SEPTEMBER 28, 1996 IS UNAUDITED)

13. INCOME TAXES

    The provision for income taxes consisted of the following components:

                                                                                   1993       1994       1995
                                                                                 ---------  ---------  ---------
                                                                                         (IN THOUSANDS)
Current
  Federal......................................................................  $     730  $   4,624  $  11,954
  State........................................................................        180        881      4,095
  Foreign......................................................................      8,939      8,815     16,085
                                                                                 ---------  ---------  ---------
Total current..................................................................      9,849     14,320     32,134
                                                                                 ---------  ---------  ---------
Deferred (prepaid)
  Federal......................................................................     (1,749)    (1,103)     4,989
  State........................................................................     (1,220)      (384)       201
  Foreign......................................................................     (6,880)      (618)       503
                                                                                 ---------  ---------  ---------
Total deferred (prepaid).......................................................     (9,849)    (2,105)     5,693
                                                                                 ---------  ---------  ---------
      Total provision for income taxes.........................................  $  --      $  12,215  $  37,827
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

    Income (loss) before income taxes for 1993, 1994 and 1995 included income of approximately $9.2 million, $19.2 million and $34.2 million, respectively, from the Company's foreign subsidiaries.

    The provision for income taxes is net of the benefit of operating loss carryforwards totaling $2.8 million, $20.8 million and $9.7 million, for 1993, 1994 and 1995, respectively.

    The provision for income taxes differs from the amount estimated by applying the statutory federal income tax rate to income (loss) before income taxes as follows:

                                                                              1993         1994          1995
                                                                           ----------  ------------  ------------
                                                                                       (IN THOUSANDS)
Provision (benefit) computed at federal statutory rate...................  $   (4,473) $     17,074  $     47,284
State income tax, net of federal tax effect..............................         117           572         2,662
Change in valuation allowance............................................       7,172       (10,457)      (19,999)
Research and development tax credit......................................      (1,270)         (379)         (494)
Foreign income tax at a higher rate......................................      --           --              2,129
Foreign tax credit.......................................................      (6,958)         (446)         (769)
Foreign withholding taxes................................................       6,958         3,446         3,414
Amortization of goodwill.................................................         372         2,398           390
Other....................................................................      (1,918)            7         3,210
                                                                           ----------  ------------  ------------
Provision for income taxes...............................................  $   --      $     12,215  $     37,827
                                                                           ----------  ------------  ------------
                                                                           ----------  ------------  ------------
Effective tax rate.......................................................      --                25%           28%
                                                                           ----------  ------------  ------------
                                                                           ----------  ------------  ------------

                          CADENCE DESIGN SYSTEMS, INC.

       (INFORMATION RELATING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                      AND SEPTEMBER 28, 1996 IS UNAUDITED)

    The components of deferred tax assets and liabilities consisted of the following:

                                                                                              1994        1995
                                                                                           ----------  ----------
                                                                                               (IN THOUSANDS)
Deferred tax assets:
  Merger reserves........................................................................  $    3,829  $    3,394
  Net operating losses...................................................................      19,146       6,202
  Tax credits............................................................................      33,910      32,845
  Other..................................................................................      14,650      20,125
                                                                                           ----------  ----------
Total deferred tax assets................................................................      71,535      62,566
  Valuation allowance-provision for income taxes.........................................     (33,548)    (13,549)
  Valuation allowance-equity and intangibles.............................................     (19,713)    (34,223)
                                                                                           ----------  ----------
Net assets...............................................................................      18,274      14,794
                                                                                           ----------  ----------
Deferred tax liabilities:
  Capitalized software...................................................................     (11,233)    (10,091)
  Other..................................................................................      (3,970)     (7,273)
                                                                                           ----------  ----------
Total deferred tax liabilities...........................................................     (15,203)    (17,364)
                                                                                           ----------  ----------
Total net deferred tax (liabilities) assets..............................................  $    3,071  $   (2,570)
                                                                                           ----------  ----------
                                                                                           ----------  ----------

    The Company has recorded deferred tax assets of $62.6 million offset by a valuation allowance of $47.8 million. Certain of these deferred tax assets will affect equity and intangibles and will not be available to offset future provisions for income taxes and are identified in the above table as "valuation allowance-equity and intangibles". Realization of the net deferred tax assets of $14.8 million is dependent on generating sufficient taxable income prior to the expiration of the loss and tax credit carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets of $14.8 million will be realized. The amount of the net deferred tax assets considered realizable, however, could be reduced or increased in the near term if actual facts, including the estimate of future taxable income, differ from those estimated.

    The net valuation allowance decreased by $5.5 million in 1995. The increase in valuation allowance-equity and intangibles of $14.5 million is due to an increase in the tax benefits related to stock option exercises which are required to be credited to equity in future periods. This increase in the valuation allowance-equity and intangibles was offset by a decrease in the valuation allowance-provision for income taxes of $20.0 million due to the realization of net operating losses and tax credits generated in prior years.

    The remaining net operating loss carryforwards will expire at various dates from 1997 through 2008 and tax credit carryforwards will expire at various dates from 1996 through 2010.

    The Company's federal income tax returns for 1989 through 1991 have been examined by the Internal Revenue Service ("IRS"). Tax credits of $15.6 million have been disallowed by the IRS. The Company is contesting these adjustments and is pursuing administrative remedies. Management believes that adequate provision has been made for any deficiency that may result from this examination

                          CADENCE DESIGN SYSTEMS, INC.

       (INFORMATION RELATING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                      AND SEPTEMBER 28, 1996 IS UNAUDITED)

and that the resolution of this matter will not have a material adverse impact on the Company's financial position or results of operations.

14. OPERATIONS BY GEOGRAPHIC AREA

    The Company operates primarily in one industry segment; the development and marketing of computer-aided design software and related services. The Company's products have been marketed internationally through distributors and through the Company's subsidiaries in Europe and Asia/Pacific. Intercompany revenue results from licenses that are based on a percentage of the subsidiaries' revenue from unaffiliated customers. The following table presents a summary of operations by geographic area.

                                                                              1993          1994          1995
                                                                          ------------  ------------  ------------
                                                                                       (IN THOUSANDS)
Revenue
  Domestic operations(1)................................................  $    298,366  $    344,696  $    440,618
  European operations...................................................        73,181        79,404        97,596
  Asia/Pacific operations...............................................        69,320        86,022       107,556
  Eliminations..........................................................       (72,244)      (81,050)      (97,352)
                                                                          ------------  ------------  ------------
Consolidated............................................................  $    368,623  $    429,072  $    548,418
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Intercompany revenue (eliminated in consolidation)
  Domestic operations...................................................  $     54,224  $     58,837  $     58,719
  European operations...................................................         9,494         9,495        15,893
  Asia/Pacific operations...............................................         8,526        12,718        22,740
                                                                          ------------  ------------  ------------
Consolidated............................................................  $     72,244  $     81,050  $     97,352
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Income (loss) from operations
  Domestic operations...................................................  $    (15,124) $     25,763  $     85,308
  European operations...................................................         4,107         7,412         9,705
  Asia/Pacific operations...............................................         2,602        10,872        22,847
                                                                          ------------  ------------  ------------
Consolidated............................................................  $     (8,415) $     44,047  $    117,860
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Identifiable assets
  Domestic operations...................................................  $    339,897  $    368,226  $    396,676
  European operations...................................................        50,186        56,343        50,303
  Asia/Pacific operations...............................................        52,401        42,095        63,680
  Eliminations..........................................................      (103,183)     (105,616)     (136,624)
                                                                          ------------  ------------  ------------
Consolidated............................................................  $    339,301  $    361,048  $    374,035
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

------------------------

(1) Domestic operations revenue includes export revenue of approximately $10.1 million, $12.9 million and $14.7 million to Europe for 1993, 1994 and 1995, respectively, and approximately $49.0 million, $65.4 million and $90.6 million to Asia/Pacific for 1993, 1994 and 1995, respectively.

                          CADENCE DESIGN SYSTEMS, INC.

       (INFORMATION RELATING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                      AND SEPTEMBER 28, 1996 IS UNAUDITED)

15. SUBSEQUENT EVENTS

    STOCK SPLIT

    In May 1996, the Company's Board of Directors effected a three-for-two stock split payable in the form of a dividend of one additional share of the Company's common stock for every two shares owned by stockholders. Par value remained at $0.01 per share. Accordingly, all share and per share data have been adjusted to retroactively reflect the stock split.

    NOTE PAYABLE


    In May 1996, the Company's wholly owned real estate partnership, River Oaks Place Associates L.P. (the Partnership), entered into a $20 million long-term financing arrangement (the "ROPA Loan") with a bank. The financing agreement expires on December 31, 2005, and requires quarterly principal payments beginning on September 30, 1996 in amounts ranging from $0.4 million to $0.7 million. The Partnership has the option to pay interest at the London Interbank Offered Rate (LIBOR) plus 1.5% or the higher of the bank's prime rate plus 0.5% or the Federal Funds rate plus 1.5%. The ROPA Loan is secured by the real and personal properties of the Partnership. In connection with the ROPA Loan agreement, the Company extended its lease agreements with the Partnership until December 31, 2005 and minimum lease payments under the agreements have been assigned as security under the ROPA Loan agreement.


    LINE OF CREDIT

    In April 1996, the Company entered into a senior secured revolving credit facility (the "Facility") which allows the Company to borrow up to $120.0 million through April 1999. The security for the Facility includes the majority of the Company's property, plant and equipment, cash, investments, intangibles, and certain other assets. The Company has the option to pay interest based upon LIBOR plus 1.5%, or the higher of the federal funds effective rate plus 0.5% or prime. The Company must comply with certain financial covenants and conditions as defined in the Facility with which the Company was in compliance at September 28, 1996. As of September 28, 1996, the Company had no outstanding borrowings under the Facility.

    LITIGATION

    On April 12, 1996, Avant! filed a First Amended Counterclaim against the Company. The amended counterclaim alleges, INTER ALIA, that the Company and its President and CEO had cooperated with the Santa Clara County District Attorney and initiated and pursued its complaint against Avant! for anticompetitive reasons, engaged in wrongful activity in an attempt to manipulate Avant!'s stock price and utilized certain pricing policies and other acts to unfairly compete against Avant! in the marketplace. The amended counterclaim also alleges that certain Company insiders engaged in illegal insider trading with respect to Avant!'s stock. The Company and its President and CEO continue to believe that each has meritorious defenses to Avant!'s amended counterclaims, and each intends to defend such action vigorously. By an order dated July 13, 1996, the court bifurcated Avant!'s counterclaim from the Company's complaint.

    On April 19, 1996, the Company filed a motion seeking a preliminary injuction to prevent Avant! from continuing to market ArcCell and ArcCell XO, two software lines which the Company alleges were

                          CADENCE DESIGN SYSTEMS, INC.

       (INFORMATION RELATING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                      AND SEPTEMBER 28, 1996 IS UNAUDITED)

misappropriated. A hearing on the motion was held on September 10, 1996. The court has not yet issued a ruling.

    ACQUISITIONS


    In October 1996, the Company announced a definitive agreement to merge with High Level Design Systems, Inc. ("HLDS") which will entail a tax-free, stock-for-stock exchange at a fixed ratio of 0.22 shares of Cadence common stock for each share of HLDS stock. As consideration for the merger, the Company expects to issue approximately 2.6 million shares of its common stock and will assume all of HLDS's outstanding stock options. The total purchase price, including acquisition costs, is approximately $99.5 million. The Company intends to account for the merger as a purchase. The Company estimates, based on an outside appraisal, that approximately $91.7 million of the purchase price will be allocated to in process research and development. Because there can be no assurance that the Company will be able to successfully complete the development and integration of the HLDS products or that the acquired technology has any alternative future use, the acquired in process product development will be charged to expense by the Company in the period in which the acquisition is consummated. The merger has been approved by the boards of directors of both companies and is subject to regulatory and HLDS shareholder approval.



    Also in October 1996, the Company announced a definitive agreement to merge with Cooper & Chyan Technology, Inc. ("CCT"), which will entail a tax-free, stock-for-stock exchange at a fixed ratio of 0.85 shares of Cadence common stock for each share of CCT stock. Based on CCT's 12.9 million shares outstanding on September 30, 1996, Cadence will issue approximately 11.0 million shares in the merger. In addition, the Company will assume all outstanding stock options of CCT based upon the exchange ratio of 0.85. The merger has been approved by the boards of directors of both companies and is subject to regulatory and CCT shareholder approval. The merger is expected to be accounted for as a pooling of interests.


    In connection with and prior to the consummation of the CCT merger, the Company will rescind its stock repurchase program, with the exception of continued systematic stock repurchases under its seasoned stock repurchase program for the Company's Employee Stock Purchase Plan (the "ESPP"). Such repurchases are intended to cover the Company's expected reissuances under the ESPP for the next 12 months. In addition, as a condition to closing the CCT merger, the Company will effect a secondary offering of common stock in the open market to cure tainted shares from stock repurchases made for purposes other than the ESPP.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
Prospectus Summary........................................................     4
Risk Factors..............................................................     8
Recent Developments.......................................................    15
Use of Proceeds...........................................................    17
Dividend Policy...........................................................    17
Price Range of Common Stock...............................................    18
Capitalization............................................................    19
Selected Historical and Pro Forma Financial Information...................    20
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................    22
Business..................................................................    26
Management................................................................    31
Underwriting..............................................................    34
Legal Matters.............................................................    35
Experts...................................................................    35

                                5,000,000 SHARES

                                 CADENCE DESIGN
                                 SYSTEMS, INC.

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                              -------------------

                                     [LOGO]
                              -------------------

                              GOLDMAN, SACHS & CO.

                              MORGANSTANLEY & CO.
      INCORPORATED

                      REPRESENTATIVES OF THE UNDERWRITERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the expenses payable by the Company in connection with the sale, issuance and distribution of the securities being registered. All amounts are estimates except the SEC registration fee.


SEC Registration Fee.............................................  $  59,679
NYSE Listing Fee.................................................     47,800
NASD Fee.........................................................     30,500
Printing and Engraving Expenses..................................     50,000
Legal Fees and Expenses..........................................    150,000
Accounting Fees and Expenses.....................................    200,000
Blue Sky Expenses................................................      1,000
Miscellaneous....................................................     61,021
                                                                   ---------
    Total........................................................  $ 600,000
                                                                   ---------
                                                                   ---------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. The Registrant also maintains a limited amount of director and officer insurance. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that: (i) the Registrant is required to indemnify its directors, officers and employees, and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary;
(ii) the Registrant is required to advance expenses, as incurred, to such directors, officers and employees in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the Registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iii) the rights conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnification agreements with such directors, officers and employees; (iv) the Registration is required to maintain director and officer liability insurance to the extent reasonably available; and (v) the Registrant may not retroactively amend the Bylaw provision in a way that is adverse to such directors, officers and employees.

    The Registrant's policy is to enter into indemnity agreements with each of its executive officers and directors that provide the maximum indemnity allowed to officers and directors by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, the indemnity agreements provide that officers and directors will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the Registrant, on account of their services as directors or officers of the Registrant or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of the Registrant. No indemnity will be provided, however, to any director or officer on account of conduct that is adjudicated to be knowingly fraudulent, deliberately dishonest or willful misconduct. The indemnity agreements also provide that no indemnification will be available if a final court adjudication determines that such indemnification is not lawful, or in respect of any accounting of profits made from the purchase or sale of securities of the Registrant in violation of
Section 16(b) of the Exchange Act.

    The indemnification provision in the Bylaws, and the indemnity agreements entered into between the Registrant and its officers or directors, may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liability arising under the Securities Act.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (A) EXHIBITS


 EXHIBIT
  NUMBER                                      EXHIBIT TITLE
----------  ----------------------------------------------------------------------------------
  1.1       Form of Underwriting Agreement
  2.1*      Agreement and Plan of Merger and Reorganization dated as of October 3, 1996, among the Company, Harbor Acquisition Sub, Inc., and High Level Design Systems, Inc.
  2.2**     Agreement and Plan of Merger and Reorganization dated as of October 28, 1996, among the Company, Wyoming Acquisition Sub, Inc., and Cooper & Chyan Technology,
              Inc.
  4.1***    Form of Specimen Certificate for Registrant's Common Stock
  4.2****   Rights Agreement, dated as of February 9, 1996, between the Company and Harris
              Trust and Savings Bank
  5.1       Opinion of Cooley Godward LLP
 23.1       Consent of Arthur Andersen LLP
 23.2       Consent of Cooley Godward LLP (included in Exhibit 5.1)
 24.1+      Power of Attorney (included on page II-4 of Registration Statement)


------------------------


+   Previously filed.



* Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K dated November 7, 1996.



** Incorporated by reference to Exhibit 2.2 to the Company's Form 8-K dated November 7, 1996.



*** Incorporated by reference to Exhibit 4.01 to the Company's Form S-4
    Registration Statement filed in 1991.



****Incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated February 9, 1996.


ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (5) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 18th day of November.


                                          Cadence Design Systems, Inc.


                                          By:      /s/ JOSEPH B. COSTELLO

                                             -----------------------------------

                                              Joseph B. Costello

                                              President and Chief Executive
                                              Officer


    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.



                SIGNATURE                                         TITLE                                DATE
------------------------------------------  --------------------------------------------------  ------------------

          /s/ JOSEPH B. COSTELLO
------------------------------------------  President, Chief Executive Officer and Director     November 18, 1996
            Joseph B. Costello                (Principal Executive Officer)

          /s/ H. RAYMOND BINGHAM
------------------------------------------  Executive Vice President and Chief Financial        November 18, 1996
            H. Raymond Bingham                Officer (Principal Financial Officer)

            /s/ WILLIAM PORTER
------------------------------------------  Vice President, Corporate Controller and Assistant  November 18, 1996
              William Porter                  Secretary (Principal Accounting Officer)

             /s/ CAROL BARTZ*
------------------------------------------  Director                                            November 18, 1996
               Carol Bartz

------------------------------------------  Director
            Henry E. Johnston

        /s/ DR. LEONARD Y.W. LIU*
------------------------------------------  Director                                            November 18, 1996
          Dr. Leonard Y. W. Liu

           /s/ DONALD L. LUCAS*
------------------------------------------  Director                                            November 18, 1996
             Donald L. Lucas

             /s/ DR. ALBERTO
         SANGIOVANNI-VINCENTELLI*
------------------------------------------  Director                                            November 18, 1996
   Dr. Alberto Sangiovanni-Vincentelli

                SIGNATURE                                         TITLE                                DATE
------------------------------------------  --------------------------------------------------  ------------------

          /s/ GEORGE M. SCALISE*
------------------------------------------  Director                                            November 18, 1996
            George M. Scalise

         /s/ DR. JOHN B. SHOVEN*
------------------------------------------  Director                                            November 18, 1996
            Dr. John B. Shoven

          /s/ JAMES E. SOLOMON*
------------------------------------------  Director                                            November 18, 1996
             James E. Solomon



*By        /s/ R.L. SMITH
              MCKEITHEN
      -------------------------
          ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS


 EXHIBIT
  NUMBER                                  EXHIBIT TITLE                                    PAGE
----------  --------------------------------------------------------------------------  -----------
  1.1       Form of Underwriting Agreement............................................
  2.1*      Agreement and Plan of Merger and Reorganization dated as of October 3,
              1996, among the Company, Harbor Acquisition Sub, Inc., and High Level
              Design Systems, Inc.
  2.2**     Agreement and Plan of Merger and Reorganization dated as of October 28,
              1996, among the Company, Wyoming Acquisition Sub, Inc., and Cooper &
              Chyan Technology, Inc.
  4.1***    Form of Specimen Certificate for Registrant's Common Stock................
  4.2****   Rights Agreement, dated as of February 9, 1996, between the Company and
              Harris Trust and Savings Bank...........................................
  5.1       Opinion of Cooley Godward LLP.............................................
 23.1       Consent of Arthur Andersen LLP............................................
 23.2       Consent of Cooley Godward LLP (included in Exhibit 5.1)...................
 24.1+      Power of Attorney (included on page II-4 of Registration Statement).......


------------------------


+   Previously filed.



* Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K dated November 7, 1996.



** Incorporated by reference to Exhibit 2.2 to the Company's Form 8-K dated November 7, 1996.



*** Incorporated by reference to Exhibit 4.01 to the Company's Form S-4
    Registration Statement filed in 1991.



****Incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated February 9, 1996.